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06011657

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME BNP Paribas

*CURRENT ADDRESS

**FORMER NAME

PROCESSED
MAR 15 2006
THOMSON FINANCIAL

**NEW ADDRESS

FILE NO. 82- 3757 FISCAL YEAR 12-31-05

* Complete for initial submissions only ** Please note name and address changes

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DAT : 3/15/06




82-3757
RECEIVED
2006 MAR 14 P 12: 24
OFFICE OF INTERNATIONAL
CORPORATE FINANCE
AR/S
12-31-05

RESULTS AS AT 31 DECEMBER 2005

PRESS RELEASE

5 February 2006


BNP PARIBAS

Paris, 15 February 2006

2005 Results

VERY SOLID GROWTH [1] IN THE BUSINESS
(DATA EXCLUDING BNP PARIBAS CAPITAL)

NET BANKING INCOME: 21.5 BILLION EUROS (+ 14.6%)

GROSS OPERATING INCOME: 8.1 BILLION EUROS (+ 20.7%)

COST/INCOME RATIO: 62.2% (- 1.9PT)

NET INCOME GROUP SHARE: 5,852 MILLION EUROS (+25.1%)

AFTER-TAX ROE: 20.2 % (+2.2PTS)

EARNINGS PER SHARE: 7.02 EUROS (+26.3%)

DIVIDEND PER SHARE: 2.60 EUROS (+30%)

Each of the Group's operational core businesses contributed to this powerful dynamic:

- ***French Retail Banking*** **grew the number of its individual customer accounts by 155,000. Its robust organic growth helped boost its revenues[2] 6.2% to 5.45 billion euros.**
- ***International Retail Banking and Financial Services*****, combining organic growth (115 new branches opened worldwide) and acquisitions (especially in the U.S. and Turkey), grew its revenues to 6.0 billion euros, up 19.3%**
- **With a record 34.1 billion euros in net asset inflows,** ***Asset Management and Services*** **reaped the benefits of a positive business cycle and grew its revenues 16.7% to 3.6 billion euros.**
- ***Corporate and Investment Banking*** **saw its customer revenues rise substantially and its net banking income jump 16.3% to 6.4 billion euros.**

Shareholders will be asked to approve a dividend of 2.60 euros per share, up 30%, at the General Meeting of Shareholders.

---

(1) *All growth rates and comparisons indicated in this presentation are on a comparable accounting standard basis, except where expressly stated. These figures are the result of a comparison of 4Q05 and 2005 annual results calculated on the basis of IFRS accounting standards as adopted by the European Union for 2005 and a simulated restatement of 4Q04 and 2004 annual results on the basis of these same accounting standards. The corresponding simulated figures have not been audited. The 4Q04 and 2004 annual figures, restated according to applicable 2004 IFRS accounting standards, appear in the detailed appendices but are not directly comparabl*

On 14 February 2006, the Board of Directors of BNP Paribas, in a meeting chaired by Michel Pébereau, examined the Group's results for the fourth quarter 2005, and approved the accounts for the 2005 fiscal year.

A PARTICULARLY DYNAMIC FOURTH QUARTER

In the fourth quarter 2005, the revenue growth dynamic observed in the first nine months of the year continued at an ever faster pace: net banking income grew 17.7% to 5,622 million euros. Excluding BNP Paribas Capital[3], growth was 19.1% (11.4% at constant scope and exchange rates).

Operating expenses and depreciation (3,669 million euros) grew 14.3% (6.0% at constant scope and exchange rates, excluding BNP Paribas Capital).

Gross operating income soared 24.7% (+22.1% at constant scope and exchange rates, excluding BNP Paribas Capital) to 1,953 million euros.

Net income group share totalled 1,335 million euros (+22.9%).

2005: VERY SUBSTANTIAL REVENUE GROWTH

In 2005, the global economy experienced another year of sustained growth with corporates remaining in excellent financial health and equity markets in Europe and Asia rising sharply. BNP Paribas' substantial global expansion enabled it to take advantage of this positive business cycle and to post sharply higher revenues. The Group's net banking income rose 14.1% to 21,854 million euros. Excluding BNP Paribas Capital[3], growth equals 14.6%. This growth is the result of a combination of vigorous organic growth (+11.2% at constant scope and exchange rates, excluding BNP Paribas Capital) and the accelerating effect of acquisitions, which delivered roughly 3.4 points in net banking income growth.

At 13,369 million euros, operating expenses and depreciation was up 11.1%, or 6.8% at constant scope and exchange rates, excluding BNP Paribas Capital. Gross operating income thus rose 19.2% to 8,485 million euros and the cost/income ratio improved 1.6 points, at 61.2%. Excluding BNP Paribas Capital[3], gross operating income rose 20.7% (+19.3% at constant scope and exchange rates) and the cost/income ratio improved 1.9 points, at 62.2%.

Net additions to provisions (610 million euros) fell 28.0% and operating income rose sharply, 25.5%, to 7,875 million euros.

Non-operating items contributed 549 million euros, up 15.1% compared to 2004. The tax burden rose 29.3% to 2,138 million euros and the share of minority interests was stable at 434 million euros.

The net income group share, 5,852 million euros, was up 25.1%. It takes into account a 30% increase in the Regulated Profit-Sharing. After-tax return on equity was 20.2%. Earnings per share came to 7.02 euros, up 26.3%.

The Board of Directors will propose at the Shareholders Meeting to pay a dividend of 2.60 euros, a 30% increase compared to last year.

---

[3]) *According to IFRS accounting standards, capital gains realised on investments, notably private equity investments, are to be included in net banking income. As BNP Paribas Capital records capital gains that vary widely depending upon the quarters,* ***it is relevant to analyse changes in net banking income, gross operating income and the cost/income ratio excluding BNP Paribas Capital.***

As at 31 December 2005, the Group's international capital adequacy ratio was 11.0% and the Tier 1 ratio was 7.6%.

◆

◆ ◆

A POWERFUL DYNAMIC UNDER WAY IN EACH CORE BUSINESS

1. Retail Banking

In 2005, the retail banking businesses stepped up their expansion and further enhanced their profitability. Net banking income edged up 12.6% to 11,250 million euros. Pre-tax income, 3,657 million euros, rose 22.6%. Pre-tax return on equity was 33%, up 3 points.

French Retail Banking

The net banking income of the French Retail Banking branch network [4] totalled 5,451 million euros, up 6.2%. Net interest revenue rose 6.1%, driven by an increase in average outstanding loans (+13.7%) and deposits (+5.0%). The amount of fees rose 6.4%, the particularly high level of stock market and financial transactions boosting revenues from financial transactions (+14.6%).

Thus, the rise in revenues from the French Retail Banking branch network was due to the increased number of customers and larger volumes of transactions that they generated and was not due to the pricing policy. In terms of its pricing practices, BNP Paribas continued to pursue its strategy of moderate pricing, maintaining its prices broadly stable.

The sales and marketing drive targeting **individual** customers continued at a fast pace. Outstanding loans (+18.7% compared to 2004) rose at a rate that outpaced the market, in particular due to a sharp increase in outstanding mortgages (+20.9%) and a sharp rise in outstanding consumer loans (+7.8%). Life insurance assets gathered also outpaced the market (+13.8% compared to 11%). The number of cheque and deposit accounts grew by 155,000 during the year.

For the **business** clientele, especially SMEs, the business centres waged a major new business drive. Outstanding loans rose 10.3% for the year. Moreover, the French Retail Banking branch network significantly grew cross selling, working closely with the other core businesses: corporate finance services, interest and exchange rate hedging products, equipment leasing and corporate car fleet management services.

The rise in operating expenses and depreciation, up 4.9% year-on-year, includes the cost of a new plan to facilitate employees' professional reorientation (40 million euros) covering 2006 to 2008. Gross operating income rose 9.1% to 1,752 million euros and the cost/income ratio improved 0.8 points to 67.9%.

Provisions, totalling 194 million euros, were down 30.2%.

---

[4]) *including 100% of revenues from French Private Banking.*

After sharing French Private Banking's income with AMS, French Retail Banking posted 1,470 million euros in annual pre-tax income, up 16.8%.

Pre-tax return on allocated equity edged up two points to 29%.

For 2006, the priorities for French Retail Banking are:

- continue to improve the satisfaction of individual customers, by making full use of the multi-channel retail banking organisation: grow the number of customers that use Internet banking services, increase contacts with customers, continue the "reception and service" branch renovation programmes;

- increase relations with corporate customers and grow cross selling of all the Group's products and services;

- maintain the moderate pricing strategy;

- pursue productivity gains in the back offices.

The goal of the core business is to grow NBI by at least 4.5% in 2006 while maintaining a differential of at least one point between NBI growth and that of operating expenses and depreciation.

International Retail Banking and Financial Services (IRFS)

The net banking income of the International Retail Banking and Financial Services core business was up 19.3% compared to 2004, at 5,980 million euros. This driver of the Group's growth was fuelled by sharp rises in its revenues across the board: +21.4% for BancWest, +18.2% for Cetelem, +11.3% for the other retail financial services, +29.2% for the emerging markets. At constant scope and exchange rates, net banking income of the IRFS core business rose 7.3%, this organic growth being underpinned by branch opening programmes in the western United States as well as throughout the Mediterranean region.

Operating expenses and depreciation, at 3,385 million euros, was up 18.9% (+4.9% at constant scope and exchange rates) and gross operating income (2,595 million euros) was up 19.7% (+10.4% at constant scope and exchange rates). The cost/income ratio thus improved a further 0.2 point at 56.6%.

Provisions were down 4.3% at 559 million euros and operating income (2,036 million euros) soared 28.5% (+17.9% at constant scope and exchange rates). Similarly, pre-tax income, 2,187 million euros, rose significantly over the past year (+26.9%) and pre-tax return on allocated equity moved up three points to 37%.

BancWest maintained an excellent sales and marketing drive in 2005 with growth, at constant scope and exchange rates, of 11.1% for loans to consumers and 9.1% for deposits. So, despite the continued decline in the gross interest margin rate (-33 basis points during the year), net banking income rose 1.3% at constant scope and exchange rates. With the successful mergers of Community First Bankshares and Union Safe Deposit Bank, as well as Commercial Federal Bank in December, BancWest's net banking income, for the year as a whole, climbed 21.4% to 1,877 million euros.

Operating expenses and depreciation included 49 million euros in one-off costs related to the end-of-the-year acquisition of Commercial Federal Bank. Provisions were reduced to 32 million euros (-20.0%). Thus, pre-tax income (908 million euros) jumped 21.4%.

Cetelem continued its expansion in France, taking joint control over Laser-Cofinoga in the fourth quarter, and outside France. Outstanding loans under management totalled 47 billion euros as at 31 December, including those of Laser-Cofinoga. Net banking income was up 18.2% to 2,015 million euros. Even without Laser-Cofinoga, Cetelem had particularly robust growth in 2005: at constant scope and exchange rates, net banking income moved up 8.3%. Due to the limited rise in provisions (+2.3%) and the rise in non-operating income, pre-tax income jumped 26.5% to 630 million euros.

UCB took full advantage of buoyant real estate markets, especially in France and Italy. Outstandings were up 38.9% during 2005, including Abbey National France consolidated in the Group's accounts in 2005. **BNP Paribas Lease Group** continued its robust organic growth in Europe with excellent profitability. **Arval** renewed its rapid expansion, with outstandings up 17.5% for the year, and is opening subsidiaries in Brazil, Turkey, Russia and Ukraine. In total, these three major retail financial services subsidiaries generated 1,310 million euros in net banking income, up 11.3% compared to 2004, and pre-tax income totalling 456 million euros (+20.3%).

The retail banking businesses in **Emerging Markets** enjoyed a robust growth dynamic. 70 branches were opened in 2005 and synergies achieved with the Group's other business lines (private banking, retail financial services, export financing, etc.). This, combined with value-creating acquisitions, especially in Turkey, drove fast-paced growth in net banking income: +29.2% compared to 2004, at 766 million euros.

This growth dynamic will continue in 2006 with a move into Far Eastern Europe. The acquisition of a 51% stake in Ukrsibbank is currently under way in Ukraine and an organic business growth plan was just launched in Russia.

Pre-tax income in Emerging Markets (268 million euros) soared 47.3% compared to 2004.

In 2006, International Retail Financial Services will implement an ambitious strategy combining sustained organic growth and selective growth through acquisitions. It will focus on:

- stepping up the pace of expansion in emerging markets with strong growth potential by increasing the number of branch openings in Far Eastern Europe and around the Mediterranean basin and taking full advantage of the synergies with the Group's product platforms;

- continuing to grow BancWest by expanding its branch network and its product offering;

- developing new sources of growth for Cetelem through partnership alliance agreements and by moving into promising markets (i.e., Russia, China);

- taking advantage of acquisition-generated cost savings.

2. Asset Management and Services

The Asset Management and Services core business enjoyed robust growth: net banking income (3,552 million euros) rose 16.7% compared to 2004 with a record 34.1 billion euros in net assets gathered (compared to 14.2 billion euros in 2004), bringing assets under management to 429.7 billion euros. All the business lines contributed to this dynamic growth: Wealth & Asset Management grew its net banking income 15.4%, Insurance 17.3% and Securities Services 19.0%.

Operating expenses and depreciation (2,331 million euros) rose 17.1%, due to the high level of investments in the business. Gross operating income rose 15.8%, to 1,221 million euros. Pre-tax income totalled 1,266 million euros, up 19.5%.

The **Wealth & Asset Management** business unit deployed sustained sales and marketing efforts and reaped the benefits of the positive equity and real estate markets. It posted 541 million euros in pre-tax income, up 15.8%. The Euromoney magazine (January 2006) ranked BNP Paribas' Private Banking not only number 1 in France, but also number 3 in Europe and number 7 in Asia and in Latin America. The Asset Management, Cortal Consors and Real Estate Services business lines all managed to grow their businesses and revenues substantially in 2005.

The **Insurance** business maintained its sales and marketing momentum and this translated into substantial gross assets gathered, both in France (8.2 billion euros in individual savings assets gathered, including one-third in unit-linked insurance products) and outside France (3.5 billion euros in assets gathered: +19% compared to 2004). Its pre-tax income jumped 24.2% to 580 million euros.

The assets held in **Securities Services'** custody rose 24% year-on-year to 3,058 billion euros. Assets under administration (520 billion euros) grew even quicker and the magazine Funds Europe (November 2005) named BNP Paribas Fund Administrator of the Year. Thus, in a market where the number of transactions was again on the rise, BNP Paribas Securities Services grew its pre-tax income 16.0% to 145 million euros.

In 2006, the AMS core business, a powerful and innovative platform, will endeavour to take full advantage of its growth drivers. It will capitalise on its innovative approach and its excellent products (open architecture, alternative and structured investment products, real estate-based investment funds, etc.). It will step up its expansion throughout Europe, especially in multi-management services with Fundquest, in real estate services and in securities services. In addition, Cortal Consors will pursue its growth in Germany. Lastly, the core business will seek to step up the pace of its growth outside of Europe: in the Middle East, Asia and Latin America, specifically in Insurance, Asset Management and Private Banking.

After making substantial investments in 2005, AMS will strive to generate a positive jaws effect between net banking income growth and operating expenses and depreciation growth.

3. Corporate and Investment Banking

Corporate and Investment Banking confirmed the appropriateness of its business model. It continued its robust organic growth relying on a powerful combination of a global organisation with vast reach and wide and well-balanced range of products.

BNP Paribas is a major player in Corporate and Investment Banking in Europe where, again in 2005, the Group was top ranked[5]: number 3 for euro-denominated bonds, number 5 for arranging leveraged loans, number 10 for mergers and acquisitions. In addition to its leading positions in Europe, it has four global franchises that also have a strong presence in the United States and Japan. These franchises include derivatives, in which the Group has recognised expertise (for example, Risk Magazine named BNP Paribas Global Interest Rate Derivatives House of the Year and Asia Risk named BNP Paribas Derivatives House of the Year for Japan). They also include, in the area of value-added financing, energy and commodities (Best Commodity Bank[6]), project financing (Best Project Finance House[7]) and syndicated loans (number 5 worldwide[5]). Lastly, in regions with strong potential – Greater China, Brazil and Russia – where Corporate and Investment Banking already has a substantial presence, BNP Paribas is developing its sources of growth.

In 2005, CIB's net banking income rose 16.3% to 6,422 million euros. This growth was driven by the financing business lines (+18.9%) as well as the capital markets businesses (+14.5%) and comes from sustained sales and marketing efforts without increasing the value at risk of the market businesses.

Operating expenses and depreciation only rose 10.4% to 3,711 billion euros and the cost/income ratio, at 57.8%, remains one of the best of the global financial services groups for this business. Gross operating income thus jumped 25.4% to 2,711 million euros.

The need for new provisions, very limited throughout 2005, was on the whole lower than the write-backs reported in the first quarters of the year. This exceptional situation resulted in operating income (2,841 million euros) rising sharply (+36.4%), 130 million euros higher than gross operating income.

Pre-tax income thus totalled 2,890 million euros, up 35.3% compared to 2004. Pre-tax return on allocated equity moved up 3 points to 32%.

In 2006, CIB will continue to consolidate its franchises and its competitive position. It will strive to step up the expansion of its capital markets business lines, specifically by further bolstering the teams working in the derivatives businesses and increasing cross selling with the customers of the specialised financing business lines. The core business will endeavour to strengthen its positions in priority regions, especially focussing on large midcaps in Europe, and, in the United States, continuing the selective growth effort already under way. It plans to make Asia a real core market. CIB's goal is to maintain one of the industry's best cost/income ratios. Furthermore, an emphasis will be placed on increasing the productivity of the capital allocated to this core business.

BNP Paribas Capital

BNP Paribas Capital's pre-tax income, 544 million euros, was down 17.5%. The Group continued to pursue its strategy of divesting directly-held equity investments, in particular selling off its holdings in Eiffage, as well as its equity investment in Carbone Lorraine in the first part of the year. However, the Group bought a stake in Motier, the Galeries Lafayette Group's holding company. In total, net divestments totalled 0.3 billion euros in 2005.

The portfolio's estimated value however rose from 3.8 billion euros to 4.4 billion euros in 2005 as several investments were re-evaluated. As at 31 December 2005, unrealised capital gains totalled 1.6 billion euros (compared to 1.3 billion euros as at 1st January 2005).

---

5) *Source: Financial (M&A deals announced).*

6) *Source: Trade Finance Magazine).*

7) *Source: Euromoney.*

The share of private equity in the Group's revenues is expected to continue to decline, in accordance with the strategy for this business, which has been implemented for a number of years now.



Over the past two years, and particularly in 2005, with a cost of risk that has been very limited in a very positive business cycle, BNP Paribas has strived to maintain a cautious credit risk policy. The Group has invested considerably in risk management applications as part of the final phase of the process to validate advanced models under the new Basle agreement. In particular, in-depth analysis into monitoring and preventing operational risks is under way.

In keeping with the Group's effort to achieve global expansion, BNP Paribas promotes cultural diversity within the organisation. Half of its employees work outside France and 40 different nationalities make up the Group's key international positions. Special training programmes are open to employees in order to spread the corporate culture, to develop a commitment to ethical business practices, as well as, more generally, to instil BNP Paribas Group's corporate values.



The acquisition of BNL([8]), currently under way, will give BNP Paribas fresh impetus and a new home market in Europe.

The Italian financial services market is one of Europe's best, both in terms of its size as well as its fast-paced growth. BNL has achieved critical mass, has a nationwide franchise and brand name equity in its home market.

BNP Paribas will share its expertise with BNL in order to speed up the Italian bank's transformation process, to promote cross selling and to give a boost to the newly acquired bank's sales and marketing strategy. With the benefit of BNP Paribas' product expertise and its strong presence in Italy, BNL will have a wider product offering and the resources to expand its retail banking and corporate banking businesses. BNL's customers will also be given access to the new Group's larger global organisation.

BNP Paribas has a proven track record in successful mergers. It draws on a broad range of experiences gained during the merger between BNP and Paribas in 1999-2000 and over 35 acquisitions done since, in Europe as well as in the United States and in emerging markets. The Group will conduct the integration in a manner appropriate to BNL's situation, by fostering its strong points and respecting its corporate identity and culture. The cost efficiencies will help generate a return on invested equity that is greater than the cost of capital as early as 2008.

---

[8]) *Subject to regulatory approval.*

This acquisition will be financed by a 5.5 billion euro rights issue and the issuance of hybrid securities for roughly 2 billion euros. Thus, BNP Paribas' Tier 1 ratio will be maintained above 7% and the acquisition will be accretive starting in 2008 for the Group's shareholders.



Commenting on these results before the members of the Board of Directors, Baudouin Prot, BNP Paribas' CEO, said, "*These results show that BNP Paribas is driven by a powerful growth dynamic, which each core business has contributed to, while generating substantial profitability. The Group's expansion will come to a decisive milestone with the acquisition of BNL, a promising business initiative with strong strategic rationale, which will give BNP Paribas a new home market in Europe.*"

CONSOLIDATED PROFIT AND LOSS ACCOUNT

In millions of euros	4Q05	4Q05 / 4Q04 EU-IFRS	4Q05 / 3Q05	2005	2005 / 2004 EU-IFRS
Net Banking Income	**5,622**	**+17.7%**	**+3.0%**	**21,854**	**+14.1%**
Operating Expenses and Dep.	-3,669	+14.3%	+9.1%	-13,369	+11.1%
Gross Operating Income	**1,953**	**+24.7%**	**-6.8%**	**8,485**	**+19.2%**
Provisions	-293	x2,1	x2,8	-610	-28.0%
Operating Income	**1,660**	**+16.4%**	**-16.6%**	**7,875**	**+25.5%**
Associated Companies	92	-2.1%	+9.5%	352	-13.3%
Other Non Operating Items	72	n.s.	n.s.	197	n.s.
Non Operating Items	**164**	**+57.7%**	**+76.3%**	**549**	**+15.1%**
Pre-Tax Income	**1,824**	**+19.2%**	**-12.5%**	**8,424**	**+24.8%**
Tax Expense	-358	+9.5%	-43.0%	-2,138	+29.3%
Minority Interests	-131	+12.0%	+13.9%	-434	+3.3%
Net Income, Group Share	**1,335**	**+22.9%**	**-0.4%**	**5,852**	**+25.1%**
Cost / Income	**65.3%**	**-1.9 pt**	**+3.7 pt**	**61.2%**	**-1.6 pt**
Cost/Income without BNP Paribas Capital	**64.7%**	**-2.7 pt**	**+2.7 pt**	**62.2%**	**-1.9 pt**
Annualised ROE after Tax				20.2%	+2.2 pt

At constant scope and exchange rates excluding BNP Paribas Capital: 4Q05/4Q04 : NBI: +11.4% ; Operating Exp. and Dep : +6.0%;GOI: +22.1% ;Pre Tax Income: +17.3%
2005/2004 : NBI: +11.2% ; Operating Exp. and Dep.: +6.8%;GOI: +19.3% ; Pre Tax Income : +27.1%

Changes calculated on the basis of 4Q04 and 2004 figures simulated according to EU-IFRS (including IAS32, 39 and IFRS 4). This method has been applied throughout this document with the exception of pages 32-36 which show changes calculated on the basis of 4Q04 and 2004 figures stated according to IFRS 2004 (excluding IAS 32, 39 and IFRS 4).


Average annual growth rate of NBI
in %
3.3%
5.0%
14.6%
2000 - 2003
2004 / 2003
2005 / 2004*
* EU-IFRS standards excluding BNP Paribas Capital

- Growth in revenues of the core businesses 2005/2004: +€2,668mn
- Robust Organic Growth (+11.2%)
  - 155,000 individual accounts opened in France (net increase)
  - 115 retail branches opened worldwide
  - Record asset inflows in asset management: €34.1bn
  - Customer revenues up sharply in CIB
- Boosting effect of the targeted acquisitions strategy (+3.4%)

4Q05 CORE BUSINESS RESULTS

In millions of euros	Retail Banking	AMS	CIB	BNP Paribas Capital	Other Activities	Group
Net Banking Income	**3,045**	**987**	**1,600**	**-39**	**29**	**5,622**
Change/4Q04 EU-IFRS	+20.9%	+21.1%	+16.9%	n.s.	n.s.	+17.7%
Change/3Q05	+8.5%	+13.4%	-5.2%	n.s.	n.s.	+3.0%
Operating Expenses and Dep.	-1,979	-657	-926	-7	-100	-3,669
Change/4Q04 EU-IFRS	+21.0%	+19.5%	+6.8%	+0.0%	n.s.	+14.3%
Change/3Q05	+15.6%	+12.9%	-4.3%	+40.0%	n.s.	+9.1%
Gross Operating Income	**1,066**	**330**	**674**	**-46**	**-71**	**1,953**
Change/4Q04 EU-IFRS	+20.7%	+24.5%	+34.3%	n.s.	n.s.	+24.7%
Change/3Q05	-2.6%	+14.6%	-6.4%	n.s.	n.s.	-6.8%
Provisions	-251	0	-16	-1	-25	-293
Change/4Q04 EU-IFRS	+45.1%	n.s.	-38.5%	-50.0%	n.s.	+109.3%
Change/3Q05	+50.3%	n.s.	n.s.	+0.0%	n.s.	+179.0%
Operating Income	**815**	**330**	**658**	**-47**	**-96**	**1,660**
Change/4Q04 EU-IFRS	+14.8%	+25.5%	+38.2%	n.s.	n.s.	+16.4%
Change/3Q05	-12.2%	+15.0%	-14.4%	n.s.	n.s.	-16.6%
Associated Companies	16	1	1	76	-2	92
Other Non Operating Items	11	0	12	0	49	72
Pre-Tax Income	**842**	**331**	**671**	**29**	**-49**	**1,824**
Change/4Q04 EU-IFRS	+13.0%	+23.0%	+36.7%	-48.2%	n.s.	+19.2%
Change/3Q05	-14.4%	+16.1%	-12.2%	-56.7%	n.s.	-12.5%

In millions of euros	Retail Banking	AMS	CIB	BNP Paribas Capital	Other Activities	Group
Net Banking Income	**3,045**	**987**	**1,600**	**-39**	**29**	**5,622**
4Q04 EU-IFRS	2,519	815	1,369	24	49	4,776
3Q05	2,807	870	1,688	42	51	5,458
Operating Expenses and Dep.	-1,979	-657	-926	-7	-100	-3,669
4Q04 EU-IFRS	-1,636	-550	-867	-7	-150	-3,210
3Q05	-1,712	-582	-968	-5	-95	-3,362
Gross Operating Income	**1,066**	**330**	**674**	**-46**	**-71**	**1,953**
4Q04 EU-IFRS	883	265	502	17	-101	1,566
3Q05	1,095	288	720	37	-44	2,096
Provisions	-251	0	-16	-1	-25	-293
4Q04 EU-IFRS	-173	-2	-26	-2	63	-140
3Q05	-167	-1	49	-1	15	-105
Operating Income	**815**	**330**	**658**	**-47**	**-96**	**1,660**
4Q04 EU-IFRS	710	263	476	15	-38	1,426
3Q05	928	287	769	36	-29	1,991
Associated Companies	16	1	1	76	-2	92
4Q04 EU-IFRS	32	2	-1	40	21	94
3Q05	33	0	1	30	20	84
Other Non Operating Items	11	0	12	0	49	72
4Q04 EU-IFRS	3	4	16	1	-14	10
3Q05	23	-2	-6	1	-7	9
Pre-Tax Income	**842**	**331**	**671**	**29**	**-49**	**1,824**
4Q04 EU-IFRS	745	269	491	56	-31	1,530
3Q05	984	285	764	67	-16	2,084
Minority Interests						-131
Tax Expense						-358
Net Income, Group Share						**1,335**

- Sharp growth in revenues: +19.1% or +11.4% at constant scope and exchange rates (excluding BNP Paribas Capital)
- Cost of risk: €293mn (compared to €140mn in 4Q04) with no particular deterioration of the trend
  - Operational core business, at constant scope and exchange rates: +€25mn (+12.1%)
  - Scope effect: €46mn
  - Other businesses: non-recurring €25mn provision (compared to a €63mn write-back in 4Q04)
- Operating income: +17.1% at constant scope and exchange rates (excluding BNP Paribas Capital)

2005 CORE BUSINESS RESULTS

In millions of euros	Retail Banking	AMS	CIB	BNP Paribas Capital	Other Activities	Group
Net Banking Income	**11,250**	**3,552**	**6,422**	**384**	**246**	**21,854**
2004 EU-IFRS	+12.6%	+16.7%	+16.3%	-7.9%	n.s.	+14.1%
Operating Expenses and Dep.	-6,990	-2,331	-3,711	-23	-314	-13,369
2004 EU-IFRS	+11.2%	+17.1%	+10.4%	-23.3%	n.s.	+11.1%
Gross Operating Income	**4,260**	**1,221**	**2,711**	**361**	**-68**	**8,485**
2004 EU-IFRS	+15.0%	+15.8%	+25.4%	-6.7%	n.s.	+19.2%
Provisions	-754	-8	130	-3	25	-610
2004 EU-IFRS	-12.5%	n.s.	n.s.	n.s.	n.s.	-28.0%
Operating Income	**3,506**	**1,213**	**2,841**	**358**	**-43**	**7,875**
2004 EU-IFRS	+23.3%	+15.6%	+36.4%	-7.5%	n.s.	+25.5%
Associated Companies	112	1	3	127	109	352
Other Non Operating Items	39	52	46	59	1	197
Pre-Tax Income	**3,657**	**1,266**	**2,890**	**544**	**67**	**8,424**
2004 EU-IFRS	+22.6%	+19.5%	+35.3%	-17.5%	n.s.	+24.8%
Minority Interests						-434
Tax Expense						-2,138
Net Income, Group Share						**5,852**
Annualised ROE after Tax						20.2%


Earnings per Share
4.31
5.55
7.02
in €
2003*
2004*
2005


Undiluted EPS calculated based on the average number of shares outstanding

* *French standards*


Dividend per Share
1.45
2.00
2.60**
in €
2003
2004
2005

*** subject to shareholder approval*

Compounded Annual Growth Rate 2003-2005

Net earnings per share +27.6% per annum

Dividend per share +33.9% per annum

RETAIL BANKING

In millions of euros	4Q05	4Q05 / 4Q04 EU-IFRS	4Q05 / 3Q05	2005	2005 / 2004 EU-IFRS
Net Banking Income	**3,045**	**+20.9%**	**+8.5%**	**11,250**	**+12.6%**
Operating Expenses and Dep.	-1,979	+21.0%	+15.6%	-6,990	+11.2%
Gross Operating Income	**1,066**	**+20.7%**	**-2.6%**	**4,260**	**+15.0%**
Provisions	-251	+45.1%	+50.3%	-754	-12.5%
Operating Income	**815**	**+14.8%**	**-12.2%**	**3,506**	**+23.3%**
Associated Companies	16	-50.0%	-51.5%	112	-8.9%
Other Non Operating Items	11	n.s.	n.s.	39	n.s.
Pre-Tax Income	**842**	**+13.0%**	**-14.4%**	**3,657**	**+22.6%**
Cost / Income	65.0%	+0.1 pt	+4.0 pt	62.1%	-0.8 pt
Allocated Equity (Ebn)				11.0	+11.7%
Pre-Tax ROE				33%	+3 pt


NBI
+20.9%
2,519
3,045
in €mn
4Q04
4Q05

FRENCH RETAIL BANKING*

In millions of euros	4Q05	4Q05 / 4Q04 EU-IFRS	4Q05 / 3Q05	2005	2005 / 2004 EU-IFRS
Net Banking Income	**1,386**	**+8.6%**	**+1.4%**	**5,451**	**+6.2%**
Incl. Interest Margin	*808*	*+9.2%*	*-0.2%*	*3,189*	*+6.1%*
Incl. Commissions	*578*	*+7.8%*	*+3.8%*	*2,262*	*+6.4%*
Operating Expenses and Dep.	-970	+8.4%	+4.1%	-3,699	+4.9%
Gross Operating Income	**416**	**+9.2%**	**-4.4%**	**1,752**	**+9.1%**
Provisions	-68	-13.9%	+70.0%	-194	-30.2%
Operating Income	**348**	**+15.2%**	**-11.9%**	**1,558**	**+17.3%**
Non Operating Items	0	n.s.	n.s.	0	n.s.
Pre-Tax Income	**348**	**+15.2%**	**-11.9%**	**1,558**	**+17.3%**
Income Attributable to AMS	-21	+31.3%	-8.7%	-88	+27.5%
Pre-Tax Income of French Retail Bkg	**327**	**+14.3%**	**-12.1%**	**1,470**	**+16.8%**
Cost / Income	70.0%	-0.1 pt	+1.8 pt	67.9%	-0.8 pt
Allocated Equity (Ebn)				5.1	+9.1%
Pre-Tax ROE				29%	+2 pt

*Including 100% of French Retail Banking for NBI to Pre-Tax Income

- Business up sharply: NBI + 8.6%/4Q04
  - Sharp rise in net interest margin due to the growth in outstanding loans and a positive impact on the Home Ownership Savings Plans and Accounts provision in 4Q05 (insignificant impact for the year)
  - Very large volume of stock market and financial transactions in 4Q05
  - Moderate pricing policy; rates broadly stable in 2005
- Operating expenses and depreciation 4Q05: impact of the new plan to facilitate employees' professional reorientation (€40mn) covering 2006 to 2008
- Confirmed decline in the cost of risk on RWA: 25 b.p. in 2005 (39 b.p. in 2004)


Fees
533
520
537
536
565
562
557
578
182.2
167.5
161.7
167.7
197.6
191.7
187.3
201.5
351.0
352.5
375.0
367.9
367.2
370.7
369.9
376.4
Fees on investment funds and transactions
Fees on other banking transactions
in €mn
1Q04
2Q04
3Q04
4Q04
1Q05
2Q05
3Q05
4Q05
Including 100% of French Private Banking

LOANS, DEPOSITS AND FUNDS UNDER MANAGEMENT

In billions of euros	Outstandings 4Q05	%Change 1year 4Q05/4Q04	%Change 1quarter 4Q05/3Q05	Average outstandings 2005	%Change 1 year 2005/2004
LENDINGS (1)					
Total Loans	90.3	+11.3%	+2.2%	87.2	+13.7%
Individual Customers	47.1	+17.1%	+3.4%	44.5	+18.7%
Incl. Mortgages	39.9	+18.9%	+3.6%	37.6	+20.9%
Incl. Consumer Lending	7.2	+7.7%	+2.1%	7.0	+7.8%
Corporates	40.3	+6.6%	+0.8%	39.7	+10.3%
DEPOSITS and SAVINGS (1)	78.1	+4.9%	0.0%	77.3	+5.0%
Cheque and Current Accounts	32.6	+5.7%	+0.5%	31.9	+5.4%
Savings Accounts	37.9	+4.7%	-0.4%	37.9	+5.9%
Market Rate Deposits	7.7	+2.5%	-0.3%	7.5	-0.5%

(1) Average cash Outstandings

In billions of euros	31-Dec-05	%Change 31.12.05/31.12.04	%Change 31.12.05/30.09.05
Funds under management			
Life Insurance	45.8	+13.8%	+2.2%
Mutual Funds (2)	65.7	+11.8%	+1.7%

(2) These statistics do not include mutual funds assets registered in Luxembourg (PARVEST)

INDIVIDUAL CUSTOMERS:


Rise in the number of individual cheque and deposit accounts
+72,700
+97,000*
+104,000
+120,100
+128,000
+155,000
2000
2001
2002
2003
2004
2005
* plus 30,000 customers transferred from the Treasury network

Continued winning new customers

- Success of multi-channel banking confirmed
  - Customer contacts generated by the multi-channel customer contact system: +40%/04
  - bnpparibas.net portal usage: +30%/04
- Sharp rise in outstanding loans
  - Mortgages:+20.9%/2004 (market: +13.7%)
  - Consumer lending: +7.8%/2004 (market: +5.5%)
- Stepped up savings inflows
  - Life insurance: +13.8%/31.12.04
  - Medium- and long-term mutual funds: +11.8%/31.12.04

CORPORATE SEGMENT:


Revenues from cross selling between CIB and FRB (100 reference in 2002)
100
263
425
538
2002
2003
2004
2005

Major sales drive at the business centres, notably focusing on SMCs

- Increased cross selling
  - Corporate Finance fees: x2/2004
  - Fixed Income fees: +50%/2004, of which interest rate derivatives: +85%
  - New equipment leases: +26%/2004
  - Vehicles delivered by Arval: +40%/2004
- Continued to gain market share
  - Average outstanding loans up 10.3%/2004 (market: +5.2%)
  - New factoring loans: +33%/2004

FRB 2006 – PRIORITIES AND CHALLENGES

- **Regularly improve customer satisfaction (multi-channel banking)**
  - Internet: accelerate customer use
  - Increase customer contacts
  - Continue the in-branch service programme: renovated 300 branches
- **Corporate customers**
  - Expand cross selling
  - Intensify calls on customers
- **Continue productivity gains in the back offices**

Grow the NBI by at least 4.5% in 2006
Maintain a difference of at least one point between the growth in revenues and costs

INTERNATIONAL RETAIL BANKING AND FINANCIAL SERVICES

- A growth driver: NBI totalling €6.0bn in 2005, up +19.3%/2004

In millions of euros	4Q05	4Q05 / 4Q04 EU-IFRS	4Q05 / 3Q05	2005	2005 / 2004 EU-IFRS
Net Banking Income	**1,704**	**+32.9%**	**+14.7%**	**5,980**	**+19.3%**
Operating Expenses and Dep.	-1,033	+35.2%	+28.6%	-3,385	+18.9%
Gross Operating Income	**671**	**+29.5%**	**-1.6%**	**2,595**	**+19.7%**
Provisions	-183	+94.7%	+45.2%	-559	-4.3%
Operating Income	**488**	**+15.1%**	**-12.2%**	**2,036**	**+28.5%**
Associated Companies	16	-50.0%	-51.5%	112	-8.9%
Other Non Operating Items	11	n.s.	n.s.	39	n.s.
Pre-Tax Income	**515**	**+12.2%**	**-15.8%**	**2,187**	**+26.9%**
Cost / Income	60.6%	+1.0 pt	+6.5 pt	56.6%	-0.2 pt
Allocated Equity (Ebn)				5.8	+14.2%
Pre-Tax ROE				37%	+3 pt

At constant scope and exchange rates :
4Q05/4Q04 :NBI: +9.8 %, Operating Exp. and Dep.: +9.4 %; GOI: +10.3%; Pre Tax Income + 6.1%
2005/2004 : NBI : +7.3 %, Operating Exp. and Dep: +4.9 % ; GOI : +10.4% ; Pre Tax Income+ 17.4%

- Laser-Cofinoga proportionnaly consolidated for one quarter, Commercial Federal integrated for one month
- Cost of risk: + €89mn/4Q04
  - Scope and exchange rate effects: €41mn
  - Emerging Markets: €20mn provision in 4Q05 compared to €1mn in 4Q04 (for the year: €16mn in 2005 compared to €29mn in 2004)

BANCWEST

BancWest and its subsidiaries' contribution to IRFS core business

In millions of euros	4Q05	4Q05 / 4Q04 EU-IFRS	4Q05 / 3Q05	2005	2005 / 2004 EU-IFRS
Net Banking Income	**525**	**+28.7%**	**+9.4%**	**1,877**	**+21.4%**
Operating Expenses and Dep.	-293	+30.8%	+30.8%	-937	+23.6%
Gross Operating Income	**232**	**+26.1%**	**-9.4%**	**940**	**+19.3%**
Provisions	-8	+14.3%	-11.1%	-32	-20.0%
Operating Income	**224**	**+26.6%**	**-9.3%**	**908**	**+21.4%**
Associated Companies	0	n.s.	n.s.	0	n.s.
Other Non Operating Items	0	n.s.	n.s.	0	n.s.
Pre-Tax Income	**224**	**+26.6%**	**-9.3%**	**908**	**+21.4%**
Cost / Income	55.8%	+0.9 pt	+9.1 pt	49.9%	+0.9 pt
Allocated Equity (Ebn)				2.0	+23.4%
Pre-Tax ROE				46%	-1 pt

At constant scope and exchange rates:
4Q05/4Q04 :NBI:+ 4.0%; Operating Exp. and Dep: -1,3%; GOI: +9.0%, Pre Tax Income :+ 9.4%
2005/2004 : NBI:+ 1.3%; Operating Exp. and Dep: -2.1%; GOI: +4.5%, Pre Tax Income:+ 6.2%

- Robust growth dynamic: NBI +28.7%/4Q04
  - Integration of Commercial Federal effective on 2 December
  - Loans: +11.1% at constant scope and exchange rates
  - Deposits: +9.1% at constant scope and exchange rates
  - NBI: +4.0% at constant scope and exchange rates, despite a decline in interest rate margin: 3.51% in 4Q05 (3.61% in 3Q05 and 3.84% in 4Q04)
- Operating expenses: €49mn in one off Commercial Federal integration cost
- Cost of risk still very low: €8mn in 4Q05 and €32mn for the year 2005
- Pre-tax income: €224mn, +26.6%/4Q04 (+9.4% at constant scope and exchange rates)


BANCWEST
BancWest contribution to group NBI
371
381
386
408
418
454
480
525
in €mn
1Q04 2Q04 3Q04 4Q04 1Q05 2Q05 3Q05 4Q05

CETELEM

Cetelem and its subsidiaries' contribution to IRFS core business

In millions of euros	4Q05	4Q05 / 4Q04 EU-IFRS	4Q05 / 3Q05	2005	2005 / 2004 EU-IFRS
Net Banking Income	**637**	**+50.6%**	**+34.1%**	**2,015**	**+18.2%**
Operating Expenses and Dep.	-361	+55.6%	+50.4%	-1,070	+20.4%
Gross Operating Income	**276**	**+44.5%**	**+17.4%**	**945**	**+15.8%**
Provisions	-138	+48.4%	+22.1%	-453	+2.3%
Operating Income	**138**	**+40.8%**	**+13.1%**	**492**	**+31.9%**
Associated Companies	16	-48.4%	-50.0%	108	-9.2%
Other Non Operating Items	7	n.s.	n.s.	30	n.s.
Pre-Tax Income	**161**	**+24.8%**	**-8.5%**	**630**	**+26.5%**
Cost / Income	56.7%	+1.9 pt	+6.2 pt	53.1%	+1.0 pt
Allocated Equity (Ebn)				1.6	+7.1%
Pre-Tax ROE				38%	+6 pt

At constant scope and exchange rates:
4Q05/4Q04 :NBI:+ 14.8%; Operating Exp. and Dep: +15.7%; GOI: +13.6%, Pre Tax Income :+ 25.6%
2005/2004 : NBI:+ 8.3%; Operating Exp. and Dep: +8.7%; GOI: +8.0%, Pre Tax Income:+ +21.1%

- NBI at constant scope and exchange rates: +14.8%/4Q04
- Pre-tax income: €161mn, +24.8%/4Q04
- Brisk growth in new loan: +16%/4Q04 (excluding Laser-Cofinoga)
  - 55% of new loan generated outside France
- Laser-Cofinoga: synergies confirmed, €62mn Pre-tax by 2009
- Expansion continued in regions with high business potential
  - Algeria, China (cooperation agreement with the Nanjing City Commercial Bank)
  - Brazil: outstandings increased 5 fold in 2005


Outstandings outside France (end of period)
20.6
9.3
11.0
13.0
in €bn
2002
2003
2004
2005
Including Laser- Cofinoga outstandings

ARVAL, BNP PARIBAS LEASE GROUP, UCB

- NBI: €330 mn, +11.9%/4Q04
- Pre-tax income: €98mn, +15.3%/4Q04
- Outstandings: €49.2bn, up 22.3%/31.12.04
- Arval: opened subsidiaries in Brazil, Turkey, Russia and Ukraine

EMERGING MARKETS

- Major commercial drive
  - NBI: +38.6%/4Q04
  - 27 branches opened in 4Q05
- Group operations expanded in Far Eastern Europe
  - Ukraine: acquired a 51% stake in UkrSibbank (*subject to regulatory approval*)
  - Russia: launched organic growth plan
- Developed synergies with the Group's other business lines
  - Joint venture in the Middle East and in the Gulf region with International Private Banking
- Pre-tax income: €59mn in 4Q05 (+1.7%/4Q04) and €268mn in 2005, +47.3%/2004


Quarterly NBI
in €mn
139
148
153
153
163
191
200
212
1Q04 2Q04 3Q04 4Q04 1Q05 2Q05 3Q05 4Q05

FINANCIAL SERVICES – MANAGED OUTSTANDINGS

	Dec-05	Sep-05	%Change 1 quarter /Sept-05	Dec-04	%Change 1 year /Dec-04
In billions of euros					
Cetelem (1)	**47.4**	**34.5**	**+37.1%**	**32.2**	**+47.2%**
France	26.8	19.4	+38.0%	19.2	+39.4%
Outside France	20.6	15.1	+36.0%	13.0	+58.6%
BNP Paribas Lease Group MT	**15.1**	**15.0**	**+0.6%**	**14.8**	**+1.5%**
France	10.8	10.8	+0.1%	11.1	-2.8%
Europe (excluding France)	4.3	4.2	+2.0%	3.8	+13.8%
UCB Individuals (2)	**28.0**	**26.4**	**+6.0%**	**20.2**	**+38.9%**
France Individuals	15.4	14.9	+3.1%	11.2	+37.5%
Europe (excluding France)	12.6	11.5	+9.8%	9.0	+40.8%
Long Term Leasing with Services	**6.1**	**6.0**	**+2.5%**	**5.2**	**+17.5%**
France	2.0	2.0	+1.7%	1.7	+15.9%
Europe (excluding France)	4.1	4.0	+2.9%	3.5	+18.4%
ARVAL (in thousands)					
Financed vehicles	**469**	**460**	**+1.9%**	**433**	**+8.3%**
included in total managed vehicles	607	591	+2.6%	602	+0.8%

(1) Including Laser-Cofinoga outstandings as at 31.12.05 (€12.0 bn: €7.3bn in France and €4.7bn outside France).

(2) Including Abbey National France outstandings from 31.03.05 (€ 2.7bn).

INTERNATIONAL RETAIL BANKING: THREE HIGH GROWTH POTENTIAL REGIONS

- Western United States
  - 2004 GDP: $3,777bn[1], +5,9%/2003
  - Population 2005: 99 mn[2]
  - Number of branches: 739
  - Number of accounts: 4.2mn
- Mediterranean Basin and Gulf Region
  - 2004 GDP: $975bn[3], +6,6%/2003
  - Population 2004 : 250 mn[3]
  - Number of branches: 384
  - Number of accounts: 0.8mn
- Far Eastern Europe (Russia, Ukraine)
  - 2004 GDP: $647bn[3], +7,7%/2003
  - Population 2004 : 191 mn[3]
  - Program to open 150 branches in Russia
  - Acquisition of UkrSibbank in process (817 branches)



(1) Source: Global Insight (2) Source: SNL (3) Source: World Bank

IRFS 2006 – PRIORITIES AND CHALLENGES

- **Emerging Markets: step up business expansion in Far Eastern Europe and the Mediterranean basin**
  - Open branches
  - Synergies with the Group's product platforms
- **BancWest: continue to grow**
  - Expand the network coverage
  - Enhance the product offering
- **Cetelem: develop new sources of growth**
  - Partnership agreements: Saint-Gobain
  - Move into promising markets: Russia, China, Ukraine

An ambitious strategy that combines organic growth and growth through acquisitions

ASSET MANAGEMENT AND SERVICES

- Very robust growth in all the business lines - NBI in 2005: €3.6bn, +16.7%/2004

In millions of euros	4Q05	4Q05 / 4Q04 EU-IFRS	4Q05 / 3Q05	2005	2005 / 2004 EU-IFRS
Net Banking Income	**987**	**+21.1%**	**+13.4%**	**3,552**	**+16.7%**
Operating Expenses and Dep.	-657	+19.5%	+12.9%	-2,331	+17.1%
Gross Operating Income	**330**	**+24.5%**	**+14.6%**	**1,221**	**+15.8%**
Provisions	0	n.s.	n.s.	-8	n.s.
Operating Income	**330**	**+25.5%**	**+15.0%**	**1,213**	**+15.6%**
Associated Companies	1	-50.0%	n.s.	1	-66.7%
Other Non Operating Items	0	n.s.	n.s.	52	n.s.
Pre-Tax Income	**331**	**+23.0%**	**+16.1%**	**1,266**	**+19.5%**
Cost / Income	66.6%	-0.9 pt	-0.3 pt	65.6%	+0.2 pt
Allocated Equity (Ebn)				3.8	+16.6%
Pre-Tax ROE				33%	+1 pt

- Sharp rise in revenues
  - Robust organic growth
  - Additional contribution from external growth
  - Good performance of the markets
- Pre-tax income: +23.0%/4Q04


Total AuM:
+25.2%/31 December 2004
429.7
343.1
144.8
117.2
193.0
147.4
78.5
91.9
Private Banking and Cortal Consors
Asset Management
Insurance
in €bn
31.12.04
31.12.05

Total AuM: +25.2%/2004

Net asset inflows: €34.1bn
Scope, Performance, Exchange effects and others: €52.5bn

Net Assets Inflows

34.1

13.6 14.2

in €bn

2003 2004 2005

Insurance: €6.7bn

Asset Management : €17.3bn

Private Banking and Cortal Consors: €10.1bn

Very high volume of net asset inflows in all business lines

2005: €34.1bn, +9.9% of assets under management
4Q05: €8.2bn (€1.4bn in 4Q04)

Excluding cross-selling between the business lines within AMS :

Asset under management : €364.2bn as at 31 December 2005 compared to €292.1bn as at 31 December 2004 (+25%)
Net asset inflows in 4Q05: €7.8bn compared to €1.2bn in 4Q04
Net asset inflows in 2005 : €30.2bn compared to €11.6bn in 2004


ASSET UNDER MANAGEMENT
AuM
(end of period)
in €bn
335.2
335.7
339.4
343.1
361.4
385.5
414.6
429.7
1Q04
2Q04
3Q04
4Q04
1Q05
2Q05
3Q05
4Q05


BREAKDOWN OF ASSETS BY CUSTOMER SEGMENT SOURCE
31 December 2004
31 December 2005
Corporate & Institutional
27%
27%
Individuals
65%
62%
External distribution*
8%
11%
€343.1bn
€429.7bn
*including integration of FundQuest in 2005

WEALTH AND ASSET MANAGEMENT

WAM = Private banking + Asset Management + Cortal Consors + Real Estate Services

In millions of euros	4Q05	4Q05 / 4Q04 EU-IFRS	4Q05 / 3Q05	2005	2005 / 2004 EU-IFRS
Net Banking Income	**506**	**+18.5%**	**+11.7%**	**1,810**	**+15.4%**
Operating Expenses and Dep.	-363	+14.9%	+15.6%	-1,270	+14.5%
Gross Operating Income	**143**	**+28.8%**	**+2.9%**	**540**	**+17.6%**
Provisions	0	n.s.	n.s.	0	n.s.
Operating Income	**143**	**+31.2%**	**+2.9%**	**540**	**+18.2%**
Associated Companies	1	-50.0%	n.s.	1	-66.7%
Other Non Operating Items	-1	n.s.	n.s.	0	n.s.
Pre-Tax Income	**143**	**+24.3%**	**+3.6%**	**541**	**+15.8%**
Cost / Income	71.7%	-2.3 pt	+2.4 pt	70.2%	-0.5 pt
Allocated Equity (Ebn)				1.1	+10.4%

- Buoyant business in 4Q05
  - Asset management: net inflows representing 11.1% of assets under management *(annualised rate)*
  - Cortal Consors: stock market transactions up 24%/4Q04
  - Corporate Real Estate Services: revenues up 29%/4Q04
- Pre-tax income: €143mn, +24.3%/4Q04
- Private Banking ranked # 1 in France, # 3 in Europe, # 7 in Asia and # 7 in Latin America (*Euromoney January 2006*)


ASSET MANAGEMENT: BREAKDOWN OF ASSETS UNDER MANAGEMENT
31/12/04
Monetary 31%
Bonds 31%
Structured, alternative & index-based 13%
Diversified 10%
Equity 15%
€147.4bn
31/12/05
Monetary 27%
Bonds 28%
Structured, alternative & index-based 14%
Diversified 13%
Equity 18%
€193.0 bn

Positive trend in the structure of the portfolio of assets under management

INSURANCE

In millions of euros	4Q05	4Q05 / 4Q04 EU-IFRS	4Q05 / 3Q05	2005	2005 / 2004 EU-IFRS
Net Banking Income	**293**	**+21.6%**	**+23.6%**	**1,017**	**+17.3%**
Operating Expenses and Dep.	-135	+20.5%	+11.6%	-481	+21.2%
Gross Operating Income	**158**	**+22.5%**	**+36.2%**	**536**	**+14.0%**
Provisions	0	n.s.	n.s.	-8	n.s.
Operating Income	**158**	**+22.5%**	**+37.4%**	**528**	**+13.1%**
Associated Companies	0	n.s.	n.s.	0	n.s.
Other Non Operating Items	1	n.s.	n.s.	52	n.s.
Pre-Tax Income	**159**	**+23.3%**	**+39.5%**	**580**	**+24.2%**
Cost / Income	46.1%	-0.4 pt	-5.0 pt	47.3%	+1.5 pt
Allocated Equity (Ebn)				2.3	+13.8%

- Major commercial drive
  - France: gross individual savings inflows totalling €8.2bn in 2005, share of unit-linked insurance products in life insurance sales : 33.1% (compared to 22.5% for the market)
  - Outside France: gross asset inflows totalling €3.5bn in 2005 (+19%/2004)

SECURITIES SERVICES

In millions of euros	4Q05	4Q05 / 4Q04 EU-IFRS	4Q05 / 3Q05	2005	2005 / 2004 EU-IFRS
Net Banking Income	**188**	**+27.9%**	**+4.4%**	**725**	**+19.0%**
Operating Expenses and Dep.	-159	+30.3%	+8.2%	-580	+19.8%
Gross Operating Income	**29**	**+16.0%**	**-12.1%**	**145**	**+16.0%**
Provisions	0	n.s.	n.s.	0	n.s.
Operating Income	**29**	**+16.0%**	**-12.1%**	**145**	**+16.0%**
Associated Companies	0	n.s.	n.s.	0	n.s.
Other Non Operating Items	0	n.s.	n.s.	0	n.s.
Pre-Tax Income	**29**	**+16.0%**	**-12.1%**	**145**	**+16.0%**
Cost / Income	84.6%	+1.6 pt	+2.9 pt	80.0%	+0.5 pt
Allocated Equity (Ebn)				0.5	+55.4%

- Continued to grow the business
  - Assets under custody: +24%/4Q04
  - Number of transactions: +16%/4Q04
  - Funds under administration: €520bn as at 31.12.05 (€299bn as at 31.12.04)
- BP2S named Fund Administrator of the Year by the magazine *Funds Europe* (*Nov.2005*)


Assets under custody
(end of period)
in €bn
2,279
2,291
2,383
2,473
2,621
2,698
2,872
3,058
1Q04 2Q04 3Q04 4Q04 1Q05 2Q05 3Q05 4Q05


NBI
in €mn
150
165
147
147
167
190
180
188
1Q04 2Q04 3Q04 4Q04 1Q05 2Q05

AMS 2006 – PRIORITIES AND CHALLENGES

- **Take full advantage of the growth drivers**
- **Capitalise on an innovative approach and successful products**
  - Open architecture, alternative and structured investment products, real estate based investment funds, etc.
- **Step up expansion in Europe**
  - Roll-out multimanagement fund services with FundQuest
  - Bolster real estate services
  - Step up the pace of Cortal Consors' growth in Germany
  - Continue sustained organic growth of the Securities Services
- **Step up the pace of international expansion**
  - Middle East: Private Banking-IRFS joint-venture
  - Asia and Latin America: higher development pace

A powerful, innovative and fast-growing platform

CORPORATE AND INVESTMENT BANKING

In millions of euros	4Q05	4Q05 / 4Q04 EU-IFRS	4Q05 / 3Q05	2005	2005 / 2004 EU-IFRS
Net Banking Income	**1,600**	**+16.9%**	**-5.2%**	**6,422**	**+16.3%**
Operating Expenses and Dep.	-926	+6.8%	-4.3%	-3,711	+10.4%
Gross Operating Income	**674**	**+34.3%**	**-6.4%**	**2,711**	**+25.4%**
Provisions	-16	-38.5%	n.s.	130	n.s.
Operating Income	**658**	**+38.2%**	**-14.4%**	**2,841**	**+36.4%**
Associated Companies	1	n.s.	n.s.	3	n.s.
Other Non Operating Items	12	-25.0%	n.s.	46	-20.7%
Pre-Tax Income	**671**	**+36.7%**	**-12.2%**	**2,890**	**+35.3%**
Cost / Income	57.9%	-5.4 pt	+0.6 pt	57.8%	-3.1 pt
Allocated Equity (Ebn)				9.1	+21.6%
Pre-Tax ROE				32%	+3 pt

FINANCING BUSINESSES

In millions of euros	4Q05	4Q05 / 4Q04 EU-IFRS	4Q05 / 3Q05	2005	2005 / 2004 EU-IFRS
Net Banking Income	**678**	**+14.7%**	**+0.7%**	**2,700**	**+18.9%**
Operating Expenses and Dep.	-308	+6.9%	+7.7%	-1,134	+11.2%
Gross Operating Income	**370**	**+22.1%**	**-4.4%**	**1,566**	**+25.2%**
Provisions	-15	-31.8%	n.s.	131	n.s.
Operating Income	**355**	**+26.3%**	**-18.6%**	**1,697**	**+43.6%**
Other Non Operating Items	4	-20.0%	-20.0%	23	+4.5%
Pre-Tax Income	**359**	**+25.5%**	**-18.6%**	**1,720**	**+42.9%**
Cost / Income	45.4%	-3.3 pt	+2.9 pt	42.0%	-2.9 pt
Allocated Equity (Ebn)				6.0	+28.4%

- Business and revenues maintained at very high level
- Cost of risk: still very limited

ADVISORY AND CAPITAL MARKETS

In millions of euros	4Q05	4Q05 / 4Q04 EU-IFRS	4Q05 / 3Q05	2005	2005 / 2004 EU-IFRS
Net Banking Income	**922**	**+18.5%**	**-9.2%**	**3,722**	**+14.5%**
Operating Expenses and Dep.	-618	+6.7%	-9.4%	-2,577	+10.1%
Gross Operating Income	**304**	**+52.8%**	**-8.7%**	**1,145**	**+25.7%**
Provisions	-1	n.s.	n.s.	-1	n.s.
Operating Income	**303**	**+55.4%**	**-9.0%**	**1,144**	**+27.0%**
Associated Companies	1	n.s.	n.s.	3	n.s.
Other Non Operating Items	8	-27.3%	n.s.	23	-36.1%
Pre-Tax Income	**312**	**+52.2%**	**-3.4%**	**1,170**	**+25.5%**
Cost / Income	67.0%	-7.4 pt	-0.2 pt	69.2%	-2.8 pt
Allocated Equity (Ebn)				3.0	+9.9%

- Equity derivatives: business and revenues up sharply compared to 4Q04
- Fixed Income: decline in revenues but growth in the customer contribution

VAR (1 JOUR - 99%) BY TYPE OF RISK


Total (in €mn)
56 32 40 28 23 38 22 22 25 28 27 19 19 36 25 28
Commodities
Change and others
Equities
Interest rate
Credit
Netting
Average quarterly VaR
29. 03. 02
28. 06. 02
30. 09. 02
31. 12. 02
31. 03. 03
30. 06. 03
30. 09. 03
31. 12. 03
31. 03. 04
30. 06. 04
30. 09. 04
31. 12. 04
31. 03. 05
30. 06. 05
30. 09. 05
31. 12. 05

Introduced credit risk in 4Q03, which was previously included and offset in interest rate risks
(Diagram: data from the last market trading date of the period)

A European Leader	4 Global Franchises
Fixed Income #3 for all euro-denominated issues[1] (*bookrunner*) **Structured Finance** #5 for leveraged loans[1] (*bookrunner*) **Equity** Exane BNP Paribas, Best Brokerage Firm in France (*Agefi*) **Corporate Finance** #10 Mergers & Acquisitions[1][2]	**Structured Finance** #5 All Syndicated Loans(1) (*bookrunner*) **Energy, Commodities** Best Commodity Bank (*Trade Finance Magazine*) **Project Finance** Best Project Finance House (*Euromoney*) **Derivatives** Leading positions in the different market segments

(1) Thomson Financial (2) Announced deals

A MAJOR PLAYER, AN EFFECTIVE BUSINESS MODEL

2005 NBI


Financing businesses 42%
Equity and Advisory 25%
Fixed Income 33%

A comprehensive global network

- Presence in 52 countries
- Major player in Europe
- Very strong presence in the U.S. and in Japan, giving critical mass to global franchises
- Well established footprints in regions with major growth potential: Greater China, Brazil, Russia

A powerful platform
A well balanced business mix


Quarterly VaR*
1Q02 = reference 100
140
100
50
US peer group average
Euro peer group average
BNP Paribas
1Q02 2Q02 3Q02 4Q02 1Q03 2Q03 3Q03 4Q03 1Q04 2Q04 3Q04 4Q04 1Q05 2Q05 3Q05 4Q05
Cost/income ratio**
57,8% 58,7% 60,6% 63,7% 66,8% 66,8% 69,7% 70,5% 72,0% 74,1% 88,0% 89,9%
BNP Paribas
Soc Gen
Citigroup
Merrill Lynch
JPM Chase
Bear Stearns
Morgan Stanley
UBS
Deutsche Bank
B of A
ABN Amro
Credit Suisse

A VaR in absolute terms among the market's lowest and on a downward trend since 2002
A benchmark cost/income ratio

**VaR 1-day 99%; US peer group: JPMC, Goldman Sachs, Citigroup, Lehman, Bear Stearns, European peer group: Deutsche Bank, SG, UBS, CSG **Cost/income ratio for scopes similar to CIB based on data published over the last 4 quarters available*


Pre-tax ROE*
Operating income*
in % and €mn
24 15 27 29 32
1,933 1,160 1,801 2,083 2,841
2001 2002 2003 2004 2005
Volatility of the quarterly operating income of C.I. Banks**
Recurrence
Volatility
14% 15% 18% 22% 23% 28% 28% 32% 42% 56% 88%
Citigroup
Merrill Lynch
BoA
BNP Paribas
UBS
Morgan Stanley
JP Morgan
Soc Gen
Deutsche Bank
Credit Suisse
ABN Amro

On average over the cycle: high level of profitability , recurring results

** 2001 to 2003 figures based on French accounting standards; 2004 and 2005 figures based on EU IFRS accounting standards ** BNP Paribas estimates: standard deviation/average based on historical quarterly operating income data series (Published data for 2003 - 3Q05) and based on scopes similar to CIB*

CIB 2006 – PRIORITIES AND CHALLENGES

- **Step up the development of market related businesses**
  - Continue to invest in derivatives
  - Grow cross selling with the customers of specialised financing businesses (Commodities, Media Telecom, Aircraft, etc.)
- **Strengthen positions in priority regions**
  - Take advantage of growth opportunities in Europe, notably by increasing relationships with large midcaps
  - Continue to focus on selective growth already undertaken in the United States
  - Make the Asia Pacific region a real core market
- **Enhance allocated capital productivity**

Continue to strengthen the franchises and the competitive position

BNP PARIBAS CAPITAL

In millions of euros	4Q05	4Q04 EU-IFRS	3Q05	2005	2004 EU-IFRS
Net Banking Income	**-39**	**24**	**42**	**384**	**-7.9%**
Operating Expenses and Dep.	-7	-7	-5	-23	-23.3%
Gross Operating Income	**-46**	**17**	**37**	**361**	**-6.7%**
Provisions	-1	-2	-1	-3	n.s.
Operating Income	**-47**	**15**	**36**	**358**	**-7.5%**
Associated Companies	76	40	30	127	-33.2%
Other Non Operating Items	0	1	1	59	-28.0%
Pre-Tax Income	**29**	**56**	**67**	**544**	**-17.5%**
Allocated Equity (Ebn)				1.1	7.6%

- Estimated value of the portfolio as at 31 December 05:
  - €4.4bn (€3.8bn as at 1st January 05)
- Unrealised capital gains as at 31 December 05:
  - €1.6bn (€1.3bn as at 1st January 05)

BNP PARIBAS GROUP

OUTLOOK

CONTINUE TO ENHANCE OPERATIONAL EFFECTIVENESS


Cost/income ratio
65.2
62.9
62.8
61.2
in %
2002*
2003*
2004
2005
* French standards

Cost/income ratio: 2006 targets

- FRB: maintaining a positive annual jaws effect by at least one point
- IRFS: capitalise on cost synergies resulting from acquisitions
- AMS: generate a positive jaws effect after the substantial investments made in 2005
- CIB: maintain one of the best cost/income ratios in the industry

REMAIN VIGILANT IN RISK MANAGEMENT


Cost of risk/RWA
French standards
IFRS
40
41
45
51
50
24
30
18
in bp
1999
2000
2001
2002
2003
2004
2005

Very low 2005 cost of risk in a very positive business cycle

Maintain a prudent policy

Final phase of the validation process of advanced models (Basle 2)

- Improve lending risk portfolio parameters
- Continue to enhance market risk management tools
- Analyse incurred and potential operational risks in the business lines and corporate functions, and major scenarios at the corporate level

TAKE FULL ADVANTAGE OF THE GROUP'S GROWTH POTENTIAL

- Organic growth: a priority for all the core businesses
- Recent acquisitions: an accelerating factor
  - 15 deals announced in 2005 for €2bn
  - Consolidated positions in Europe and the U.S.: Laser-Cofinoga, Commercial Federal
  - Created a leader in open architecture: FundQuest
  - Moved into fast-growing markets: UkrSibbank in Ukraine, NCCB in China

PURSUE TARGETED ACQUISITION STRATEGY

- Strict financial criteria
  - Near-term accretive effect
  - Return on invested equity > cost of capital
- Limited execution risks
- Regional and business priorities maintained
  - Business lines: strengthen retail banking franchises as a matter of priority, add-on acquisitions in other business areas
  - Regions: Europe, U.S. and, on a selective basis, in emerging markets

PLANNED ACQUISITION OF BNL

(acquisition subject to the approval of the Bank of Italy, ISVAP and relevant anti-trust authorities)

ITALY, A NEW HOME MARKET IN EUROPE FOR BNP PARIBAS

- Italy: an attractive banking market
  - Strong growth potential
  - BNL: critical mass, nationwide franchise, recognised brand name
  - BNP Paribas in Italy: strong presence and market knowledge
- BNL: significant development potential
  - Continue rationalising process currently under way
  - Synergies and exchanges of best practices
  - Revenue growth: give BNL customers access to BNP Paribas' product platforms
- BNP Paribas-BNL: limited execution risk
  - Friendly deal, positive management reaction
  - Proven integration experience
  - Rolling out in Italy a model that has proved successful

REINFORCE RETAIL BANKING IN EUROPE


BNP Paribas
2005 NBI
Asset Management & Services 17%
Corporate & Investment Banking 30%
International Retail Banking and Financial Services 28%
French Retail Banking 25%
RETAIL BANKING = 53%
BNP Paribas + BNL
2005 Proforma NBI
Asset Management Services 14%
Corporate & Investment Banking 27%
BNL* 12%
International Retail Banking and Financial Services 25%
French Retail Banking 22%
RETAIL BANKING = 59%
* Source : BNP Paribas estimates

OPTIMISE CAPITAL MANAGEMENT


Tier 1 ratio
en %
French standards
IFRS
7.1%
7.3%
8.1%
9.4%
8.1%
7.5%
7.6%
31.12.00
31.12.01
31.12.02
31.12.03
31.12.04
01.01.05
31.12.05

Capital employed in a manner consistent with the strategy announced

- Sustained organic growth: +13.8 % of weightec assets in 2005
- Growth through acquisitions: €2bn in acquisitions in 2005
- Dividend: 2.60* euros per share compared to : euros in 2004

Tier One Ratio as at 31.12.05: 7.6%

€5.5bn capital increase planned

- Maintain a Tier 1 ratio above 7% after the acquisition** of BNL
- Share buybacks: €600mn programme suspended (€439mn completed as of 14 February 2006)

*subject to shareholder approval **acquisition subject to the approval of the Bank of Italy, the ISVAP and the relevant antitrust

A SOLID FINANCIAL STRUCTURE

In billions of euros	31-Dec-05	01-Jan-05
Shareholders'equity not re-evaluated (a)	**30.7**	**27.1**
Valuation Reserve	**5.5**	**3.6**
Total Capital ratio	**11.0%**	**10.1%**
Tier One Ratio (b)	**7.6%**	**7.5%**

(a) Excluding undated participating subordinated notes

(b) As at 31December 2005, based on Risk Weighted Assets of E377.7 bn.

RATINGS

S&P	**AA**	Stable outlook	Reaffirmed on February 6, 2006
Moody's	**Aa2**	Stable outlook	Reaffirmed on February 7, 2006
Fitch	**AA**	Stable outlook	Reaffirmed on February 3, 2006

NUMBER OF SHARES

in millions	**2005**	**2004**
Number of Shares (end of period)	838.2	884.7
Number of Shares excluding Treasury Shares (end of period)	829.2	829.6 *
Average number of Shares outstanding excluding Treasury Shares	829.5	840.9 *

* *EU-IFRS simulations*

BOOK VALUE PER SHARE

In euros	**31/12/05**	**01/01/05**
Book value per share	**46.2**	**39.0**
of which shareholders'equity not re-evaluated	*39.6*	*34.7*

EARNINGS PER SHARE

EPS based on the average number of shares outstanding

In euros	**2005**	**2004 ***
Earnings Per Share (EPS)	7.02	5.56
Diluted Earning Per Share (Diluted EPS)	6.97	5.54

* *EU-IFRS simulations*

BREAKDOWN OF COMMITMENTS BY REGION

Gross lending + off balance sheet commitments, unweighted = €579bn as at 31.12.05


European Economic Area 18%
North America (excl. BancWest) 15%
BancWest 8%
Latin America 3%
Africa & Middle East 4%
Asia-Pacific 5%
Japan 1%
Other European countries 5%
France 41%

BREAKDOWN OF COMMITMENTS BY INDUSTRY

Gross lending + off balance sheet commitments, unweighted = €579bn as at 31.12.05


Telecoms 2%
Transportation 3%
Insurance 2%
Automotive 2%
Technology 1%
Food 2%
Others <1% each 3%
Utilities 1%
Construction 2%
Chemicals 3%
B2B 4%
Wholesalers 8%
Retailers 4%
Private individuals and self-employed 31%
Energy 2%
Household appliances 1%
Sovereign, Local govt. and Finance 18%
Mining 3%
Real Estate 3%
Capital goods 2%
Materials 2%
Leisure 1%
Manufacturing 0%

COMPARISONS
4Q05 EU-IFRS / 4Q04 IFRS 2004 ET 2005 EU-IFRS / 2004 IFRS 2004

GROUP

In millions of euros	4Q05	4Q04 IFRS 2004	4Q05 / 4Q04 IFRS 2004	2005	2004 IFRS 2004	2005 / 2004 IFRS 2004
Net Banking Income	5,622	4,855	+15.8%	21,854	19,369	+12.8%
Operating Expenses and Dep.	-3,669	-3,213	+14.2%	-13,369	-12,043	+11.0%
Gross Operating Income	1,953	1,642	+18.9%	8,485	7,326	+15.8%
Provisions	-293	-104	+181.7%	-610	-685	-10.9%
Operating Income	1,660	1,538	+7.9%	7,875	6,641	+18.6%
Associated Companies	92	94	-2.1%	352	407	-13.5%
Other Non Operating Items	72	12	n.s.	197	71	n.s.
Non Operating Items	164	106	+54.7%	549	478	+14.9%
Pre-Tax Income	1,824	1,644	+10.9%	8,424	7,119	+18.3%
Tax Expense	-358	-372	-3.8%	-2,138	-1,764	+21.2%
Minority Interests	-131	-112	+17.0%	-434	-416	+4.3%
Net Income, Group Share	1,335	1,160	+15.1%	5,852	4,939	+18.5%
Cost / Income	65.3%	66.2%	-0.9 pt	61.2%	62.2%	-1.0 pt
Annualised ROE after Tax				20.2%	17.7%	+2.5 pt

RETAIL BANKING

In millions of euros	4Q05	4Q04 IFRS 2004	4Q05 / 4Q04 IFRS 2004	2005	2004 IFRS 2004	2005 / 2004 IFRS 2004
Net Banking Income	3,045	2,535	+20.1%	11,250	9,961	+12.9%
Operating Expenses and Dep.	-1,979	-1,644	+20.4%	-6,990	-6,321	+10.6%
Gross Operating Income	1,066	891	+19.6%	4,260	3,640	+17.0%
Provisions	-251	-136	+84.6%	-754	-667	+13.0%
Operating Income	815	755	+7.9%	3,506	2,973	+17.9%
Associated Companies	16	32	-50.0%	112	123	-8.9%
Other Non Operating Items	11	3	n.s.	39	16	n.s.
Pre-Tax Income	842	790	+6.6%	3,657	3,112	+17.5%
Cost / Income	65.0%	64.9%	+0.1 pt	62.1%	63.5%	-1.4 pt
Allocated Equity (Ebn)				11.0	9.8	+11.7%
Pre-Tax ROE				33%	32%	+1 pt

FRENCH RETAIL BANKING (2/3 of French Private Banking)

In millions of euros	4Q05	4Q04 IFRS 2004	4Q05 / 4Q04 IFRS 2004	2005	2004	2005 / 2004 IFRS 2004
Net Banking Income	1,341	1,246	+7.6%	5,270	4,945	+6.6%
Operating Expenses and Dep.	-946	-876	+8.0%	-3,605	-3,454	+4.4%
Gross Operating Income	395	370	+6.8%	1,665	1,491	+11.7%
Provisions	-68	-60	+13.3%	-195	-222	-12.2%
Operating Income	327	310	+5.5%	1,470	1,269	+15.8%
Associated Companies	0	0	n.s.	0	0	n.s.
Other Non Operating Items	0	0	n.s.	0	0	n.s.
Pre-Tax Income	327	310	+5.5%	1,470	1,269	+15.8%
Cost / Income	70.5%	70.3%	+0.2 pt	68.4%	69.8%	-1.4 pt
Allocated Equity (Ebn)				5.1	4.7	+9.1%
Pre-Tax ROE				29%	27%	+2 pt

INTERNATIONAL RETAIL BANKING AND FINANCIAL SERVICES

In millions of euros	4Q05	4Q04 IFRS 2004	4Q05 / 4Q04 IFRS 2004	2005	2004	2005 / 2004 IFRS 2004
Net Banking Income	**1,704**	**1,289**	**+32.2%**	**5,980**	**5,016**	**+19.2%**
Operating Expenses and Dep.	-1,033	-768	+34.5%	-3,385	-2,867	+18.1%
Gross Operating Income	**671**	**521**	**+28.8%**	**2,595**	**2,149**	**+20.8%**
Provisions	-183	-76	+140.8%	-559	-445	+25.6%
Operating Income	**488**	**445**	**+9.7%**	**2,036**	**1,704**	**+19.5%**
Associated Companies	16	32	-50.0%	112	123	-8.9%
Other Non Operating Items	11	3	n.s.	39	16	n.s.
Pre-Tax Income	**515**	**480**	**+7.3%**	**2,187**	**1,843**	**+18.7%**
Cost / Income	60.6%	59.6%	+1.0 pt	56.6%	57.2%	-0.6 pt
Allocated Equity (Ebn)				5.8	5.1	+14.2%
Pre-Tax ROE				37%	36%	+1 pt

BancWest

In millions of euros	4Q05	4Q04 IFRS 2004	4Q05 / 4Q04 IFRS 2004	2005	2004	2005 / 2004 IFRS 2004
Net Banking Income	**525**	**411**	**+27.7%**	**1,877**	**1,558**	**+20.5%**
Operating Expenses and Dep.	-293	-227	+29.1%	-937	-768	+22.0%
Gross Operating Income	**232**	**184**	**+26.1%**	**940**	**790**	**+19.0%**
Provisions	-8	-6	+33.3%	-32	-39	-17.9%
Operating Income	**224**	**178**	**+25.8%**	**908**	**751**	**+20.9%**
Associated Companies	0	0	n.s.	0	0	n.s.
Other Non Operating Items	0	0	n.s.	0	0	n.s.
Pre-Tax Income	**224**	**178**	**+25.8%**	**908**	**751**	**+20.9%**
Cost / Income	55.8%	55.2%	+0.6 pt	49.9%	49.3%	+0.6 pt
Allocated Equity (Ebn)				2.0	1.6	+23.4%
Pre-Tax ROE				46%	47%	-1 pt

Cetelem

In millions of euros	4Q05	4Q04 IFRS 2004	4Q05 / 4Q04 IFRS 2004	2005	2004	2005 / 2004 IFRS 2004
Net Banking Income	**637**	**417**	**+52.8%**	**2,015**	**1,679**	**+20.0%**
Operating Expenses and Dep.	-361	-232	+55.6%	-1,070	-889	+20.4%
Gross Operating Income	**276**	**185**	**+49.2%**	**945**	**790**	**+19.6%**
Provisions	-138	-81	+70.4%	-453	-387	+17.1%
Operating Income	**138**	**104**	**+32.7%**	**492**	**403**	**+22.1%**
Associated Companies	16	31	-48.4%	108	120	-10.0%
Other Non Operating Items	7	0	n.s.	30	6	n.s.
Pre-Tax Income	**161**	**135**	**+19.3%**	**630**	**529**	**+19.1%**
Cost / Income	56.7%	55.6%	+1.1 pt	53.1%	52.9%	+0.2 pt
Allocated Equity (Ebn)				1.6	1.5	+7.1%
Pre-Tax ROE				38%	35%	+3 pt

ASSET MANAGEMENT AND SERVICES

In millions of euros	4Q05	4Q04 IFRS 2004	4Q05 / 4Q04 IFRS 2004	2005	2004	2005 / 2004 IFRS 2004
Net Banking Income	987	821	+20.2%	3,552	3,032	+17.2%
Operating Expenses and Dep.	-657	-547	+20.1%	-2,331	-1,975	+18.0%
Gross Operating Income	330	274	+20.4%	1,221	1,057	+15.5%
Provisions	0	-2	n.s.	-8	-6	n.s.
Operating Income	330	272	+21.3%	1,213	1,051	+15.4%
Associated Companies	1	3	-66.7%	1	4	n.s.
Other Non Operating Items	0	4	n.s.	52	7	n.s.
Pre-Tax Income	331	279	+18.6%	1,266	1,062	+19.2%
Cost / Income	66.6%	66.6%	+0.0 pt	65.6%	65.1%	+0.5 pt
Allocated Equity (Ebn)				3.8	3.3	+16.6%
Pre-Tax ROE				33%	32%	+1 pt

WEALTH AND ASSET MANAGEMENT

In millions of euros	4Q05	4Q04 IFRS 2004	4Q05 / 4Q04 IFRS 2004	2005	2004	2005 / 2004 IFRS 2004
Net Banking Income	506	439	+15.3%	1,810	1,565	+15.7%
Operating Expenses and Dep.	-363	-314	+15.6%	-1,270	-1,096	+15.9%
Gross Operating Income	143	125	+14.4%	540	469	+15.1%
Provisions	0	-2	n.s.	0	-2	n.s.
Operating Income	143	123	+16.3%	540	467	+15.6%
Associated Companies	1	3	-66.7%	1	4	-75.0%
Other Non Operating Items	-1	4	n.s.	0	7	n.s.
Pre-Tax Income	143	130	+10.0%	541	478	+13.2%
Cost / Income	71.7%	71.5%	+0.2 pt	70.2%	70.0%	+0.2 pt
Allocated Equity (Ebn)				1.1	1.0	+10.4%

INSURANCE

In millions of euros	4Q05	4Q04 IFRS 2004	4Q05 / 4Q04 IFRS 2004	2005	2004	2005 / 2004 IFRS 2004
Net Banking Income	293	235	+24.7%	1,017	858	+18.5%
Operating Expenses and Dep.	-135	-111	+21.6%	-481	-396	+21.5%
Gross Operating Income	158	124	+27.4%	536	462	+16.0%
Provisions	0	0	n.s.	-8	-4	n.s.
Operating Income	158	124	+27.4%	528	458	+15.3%
Associated Companies	0	0	n.s.	0	0	n.s.
Other Non Operating Items	1	0	n.s.	52	0	n.s.
Pre-Tax Income	159	124	+28.2%	580	458	+26.6%
Cost / Income	46.1%	47.2%	-1.1 pt	47.3%	46.2%	+1.1 pt
Allocated Equity (Ebn)				2.3	2.0	+13.8%

SECURITIES SERVICES

In millions of euros	4Q05	4Q04 IFRS 2004	4Q05 / 4Q04 IFRS 2004	2005	2004	2005 / 2004 IFRS 2004
Net Banking Income	188	147	+27.9%	725	609	+19.0%
Operating Expenses and Dep.	-159	-122	+30.3%	-580	-483	+20.1%
Gross Operating Income	29	25	+16.0%	145	126	+15.1%
Provisions	0	0	n.s.	0	0	n.s.
Operating Income	29	25	+16.0%	145	126	+15.1%
Associated Companies	0	0	n.s.	0	0	n.s.
Other Non Operating Items	0	0	n.s.	0	0	n.s.
Pre-Tax Income	29	25	+16.0%	145	126	+15.1%
Cost / Income	84.6%	83.0%	+1.6 pt	80.0%	79.3%	+0.7 pt
Allocated Equity (Ebn)				0.5	0.3	+55.4%

CORPORATE AND INVESTMENT BANKING

In millions of euros	4Q05	4Q04 IFRS 2004	4Q05 / 4Q04 IFRS 2004	2005	2004	2005 / 2004 IFRS 2004
Net Banking Income	1,600	1,403	+14.0%	6,422	5,684	+13.0%
Operating Expenses and Dep.	-926	-867	+6.8%	-3,711	-3,361	+10.4%
Gross Operating Income	674	536	+25.7%	2,711	2,323	+16.7%
Provisions	-16	-22	-27.3%	130	-58	n.s.
Operating Income	658	514	+28.0%	2,841	2,265	+25.4%
Associated Companies	1	-2	n.s.	3	-6	n.s.
Other Items	12	16	-25.0%	46	58	-20.7%
Pre-Tax Income	671	528	+27.1%	2,890	2,317	+24.7%
Cost / Income	57.9%	61.8%	-3.9 pt	57.8%	59.1%	-1.3 pt
Allocated Equity (Ebn)				9.1	7.5	+21.6%
Pre-Tax ROE				32%	31%	+1 pt

FINANCING BUSINESSES

In millions of euros	4Q05	4Q04 IFRS 2004	4Q05 / 4Q04 IFRS 2004	2005	2004	2005 / 2004 IFRS 2004
Net Banking Income	678	595	+13.9%	2,700	2,292	+17.8%
Operating Expenses and Dep.	-308	-288	+6.9%	-1,134	-1,021	+11.1%
Gross Operating Income	370	307	+20.5%	1,566	1,271	+23.2%
Provisions	-15	-19	-21.1%	131	-49	n.s.
Operating Income	355	288	+23.3%	1,697	1,222	+38.9%
Associated Companies	0	0	n.s.	0	0	n.s.
Other Non Operating Items	4	5	-20.0%	23	22	+4.5%
Pre-Tax Income	359	293	+22.5%	1,720	1,244	+38.3%
Cost / Income	45.4%	48.4%	-3.0 pt	42.0%	44.5%	-2.5 pt
Allocated Equity (Ebn)				6.0	4.7	+28.4%

ADVISORY AND CAPITAL MARKETS

In millions of euros	4Q05	4Q04 IFRS 2004	4Q05 / 4Q04 IFRS 2004	2005	2004	2005 / 2004 IFRS 2004
Net Banking Income	922	808	+14.1%	3,722	3,392	+9.7%
Operating Expenses and Dep.	-618	-579	+6.7%	-2,577	-2,340	+10.1%
Gross Operating Income	304	229	+32.8%	1,145	1,052	+8.8%
Provisions	-1	-3	n.s.	-1	-9	n.s.
Operating Income	303	226	+34.1%	1,144	1,043	+9.7%
Associated Companies	1	-2	n.s.	3	-6	n.s.
Other Non Operating Items	8	11	-27.3%	23	36	-36.1%
Pre-Tax Income	312	235	+32.8%	1,170	1,073	+9.0%
Cost / Income	67.0%	71.7%	-4.7 pt	69.2%	69.0%	+0.2 pt
Allocated Equity (Ebn)				3.0	2.8	+9.9%

BNP PARIBAS CAPITAL

In millions of euros	4Q05	4Q04 IFRS 2004	2005	2004
Net Banking Income	**-39**	***23***	**384**	***417***
Operating Expenses and Dep.	-7	*-7*	-23	*-31*
Gross Operating Income	**-46**	***16***	**361**	***386***
Provisions	-1	*-2*	-3	*0*
Operating Income	**-47**	***14***	**358**	***386***
Associated Companies	76	*40*	127	*190*
Other Non Operating Items	0	*1*	59	*82*
Pre-Tax Income	**29**	***55***	**544**	***658***
Allocated Equity (Ebn)			1.1	*1.1*

OTHER ACTIVITIES

In millions of euros	4Q05	4Q04 IFRS 2004	2005	2004
Net Banking Income	**29**	***73***	**246**	***275***
Operating Expenses and Dep.	-100	*-148*	-314	*-355*
Gross Operating Income	**-71**	***-75***	**-68**	***-80***
Provisions	-25	*58*	25	*46*
Operating Income	**-96**	***-17***	**-43**	***-34***
Associated Companies	-2	*21*	109	*96*
Other Non Operating Items	49	*-12*	1	*-92*
Pre-Tax Income	**-49**	***-8***	**67**	***-30***

INDEX

Some information contained in this press release and other information or material may include forward looking statements based on current beliefs and expectations about future events. These forward looking statements are not guarantees of future performance and are subject to inherent risks, uncertainties and assumptions about BNP Paribas and its subsidiaries and investments, including the consummation of the proposed acquisition by BNP Paribas of a controlling interest in BNL (which is subject to certain conditions precedent), the realisation of the rights issue mentioned herein, developments of BNP Paribas' businesses, trends in the operating industries, future capital expenditures and acquisitions, changes in economic conditions globally or in BNP Paribas' principal local markets, the competitive market and regulatory factors. Those events are uncertain; their outcome may differ from current expectations which may in turn significantly affect expected results. Actual results may differ materially from those projected or implied in these forward looking statements. Any forward-looking statement contained in this presentation speaks as of the date of this presentation: BNP Paribas undertakes no obligation to publicly revise or update any forward-looking statements.*
The information contained in this presentation as it relates to parties other than BNP Paribas has not been independently verified and no representation or warranty expressed or implied is made as to, and no reliance should be placed on the fairness, accuracy, completeness or correctness of, the information or opinions contained herein. None of BNP Paribas or its representatives shall have any liability whatsoever in negligence or otherwise for any loss however arising from any use of this presentation or its contents or otherwise arising in connection with this presentation or any other information or material discussed

** The acquisition is subject to the approval of the Bank of Italy, the ISVAP (the Italian Authority for Insurance Companies), the relevant antitrust authorities, and by any other relevant and competent authority, including the Bank of France, on or before June 30, 2006.*

Investor Relations & Financial Information

Philippe Aguignier +33 (1) 40 14 63 58
Béatrice Belorgey +33 (1) 42 98 46 45
Marc Grouvel +33 (1) 42 98 23 40

Fax : +33 (1) 42 98 21 22

E-mail : investor.relations@bnpparibas.com

IR Web Site : http://invest.bnpparibas.com


BNP PARIBAS


BNP PARIBAS

82-3757

RECEIVED
2006 MAR 14 P 12:-4
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

RESULTS AS AT 31 DECEMBER 2005

5 February 2006

BNP PARIBAS

BNP Paribas

Results as at 31 December 2005

London

15 February 2006


BNP PARIBAS

Disclaimer

Some information contained in this presentation and other information or material may include forward looking statements based on current beliefs and expectations about future events. These forward looking statements are not guarantees of future performance and are subject to inherent risks, uncertainties and assumptions about BNP Paribas and its subsidiaries and investments, including the consummation of the proposed acquisition by BNP Paribas of a controlling interest in BNL (which is subject to certain conditions precedent), the realisation of the rights issue mentioned herein, developments of BNP Paribas' businesses, trends in the operating industries, future capital expenditures and acquisitions, changes in economic conditions globally or in BNP Paribas' principal local markets, the competitive market and regulatory factors. Those events are uncertain; their outcome may differ from current expectations which may in turn significantly affect expected results. Actual results may differ materially from those projected or implied in these forward looking statements. Any forward-looking statement contained in this presentation speaks as of the date of this presentation: BNP Paribas undertakes no obligation to publicly revise or update any forward-looking statements.*

The information contained in this presentation as it relates to parties other than BNP Paribas has not been independently verified and no representation or warranty expressed or implied is made as to, and no reliance should be placed on the fairness, accuracy, completeness or correctness of, the information or opinions contained herein. None of BNP Paribas or its representatives shall have any liability whatsoever in negligence or otherwise for any loss however arising from any use of this presentation or its contents or otherwise arising in connection with this presentation or any other information or material discussed

* *The acquisition is subject to the approval of the Bank of Italy, the ISVAP (the Italian Authority for Insurance Companies), the relevant antitrust authorities, and by any other relevant and competent authority, including the Bank of France, on or before June 30, 2006*

All growth rates and comparisons indicated in this press release are on a comparable accounting standard basis, except where expressly provided otherwise. These figures are the result of a comparison of the fourth quarter and the year 2005 results calculated on the basis of the IFRS accounting standards, as adopted by the European Union for 2005, and a simulated restatement of the fourth quarter and the year 2004 applying the same standards. The corresponding simulated figures have not been audited.

Figures for the fourth quarter and the year 2004, restated based on the applicable 2004 IFRS accounting standards, are also provided in the detailed annexes but are not directly comparable to the fourth quarter and the year 2005 figures respectively due to differences with applicable 2005 IFRS accounting standards.

BNP PARIBAS

Overview of the Presentation

The Group's Results

The Core Businesses' Results and Priorities

Outlook

Conclusion


BNP PARIBAS

BNP Paribas in 2005

- **Very strong growth in the business**
  (figures excluding BNP Paribas Capital)

Net banking income	€21.5bn	+14.6%

- **Significant improvement in operational efficiency**
  (figures excluding BNP Paribas Capital)

Gross operating income	€8.1bn	+20.7%
Cost/income ratio	62.2%	-1.9 pts

- **Soaring profitability**

Net income group share	€5,852mn	+25.1%
After-tax ROE	20.2%	+2.2 pts

Earnings per share	**7.02 euros**	**+26.3%**
Dividend per share	**2.60 euros**	**+30%**


BNP PARIBAS

Acceleration in Revenue Growth

Average annual growth rate of NBI

in %

2000 - 2003	2004 / 2003	2005 / 2004*
3.3%	5.0%	14.6%

* EU-IFRS standards excluding BNP Paribas Capital

- Growth in revenues of the core businesses 2005/2004: +€2,668mn
- Robust organic growth (+11.2%)
  - 155,000 individual accounts opened in France (net increase)
  - 115 retail branches opened worldwide
  - Record asset inflows in asset management: €34.1bn
  - Customer revenues up sharply in CIB
- Targeted acquisitions strategy generates extra revenue growth (+3.4%)


BNP PARIBAS

Growth in Business and Results in all the Business Lines

EU-IFRS 2005/2004	Net Banking Income	Operating Income	Pre-Tax Income
FRB*	***€5.3bn*** +5.9%	+16.8%	+16.8%
IRFS	***€6.0bn*** +19.3%	+28.5%	+26.9%
AMS	***€3.6bn*** +16.7%	+15.6%	+19.5%
CIB	***€6.4bn*** +16.3%	+36.4%	+35.3%
Total Core Businesses	**+14.4%**	**+26.5%**	**+26.5%**

* *includes 2/3 of earnings from the French Retail Banking*


BNP PARIBAS

Multiple Growth Drivers

Business lines with NBI growth surpassing 15%

BancWest

Cetelem

Emerging markets

UCB

Equity derivatives

ECEP

Wealth & Asset Management

Securities Services

Insurance

Contribution of these business lines to NBI growth: 73%


BNP PARIBAS

BNP Paribas: 4Q05

In millions of euros	4Q05	4Q05 / 4Q04 EU-IFRS
Net Banking Income	5,622	**+17.7%**
Operating Expenses and Dep.	-3,669	+14.3%
Gross Operating Income	1,953	**+24.7%**
Provisions	-293	x2,1
Operating Income	1,660	**+16.4%**
Pre-Tax Income	1,824	**+19.2%**
Net Income, Group Share	1,335	**+22.9%**

Excluding BNP Paribas Capital:
- **NBI** **+19.1%**
- **Operating Exp. and Dep.** **+14.3%**
- **GOI** **+29.1%**
- **Operating Income** **+21.0%**

At constant scope and exchange rates, excluding BNP Paribas Capital: NBI: +11.4% ; Operating Exp. and Dep.: +6.0%; GOI : +22.1%; Operating income: +17.1%

- Sharp growth in revenues: +19.1% or +11.4% at constant scope and exchange rates (*excluding BNP Paribas Capital*)
- Cost of risk: €293mn (compared to €140mn in 4Q04) with no particular deterioration of the trend
  - Operational core business, at constant scope and exchange rates: +€25mn (+12.1%)
  - Scope effect: €46mn
  - Other businesses: non-recurring €25mn provision (compared to a €63mn write-back in 4Q04)
- Operating income: +17.1% at constant scope and exchange rates (excluding BNP Paribas Capital)

BNP PARIBAS

BNP Paribas

Results as at 31 December 2005

Core Businesses Results and Priorities



Retail Banking: 4Q05

In millions of euros	4Q05	4Q05 / 4Q04 EU-IFRS
Net Banking Income	**3,045**	**+20.9%**
Operating Expenses and Dep.	-1,979	+21.0%
Gross Operating Income	**1,066**	**+20.7%**
Provisions	-251	+45.1%
Operating Income	**815**	**+14.8%**
Non Operating Items	27	-22.9%
Pre-Tax Income	**842**	**+13.0%**
Cost / Income	65.0%	+0.1 pt

	2005	2005/2004 EU-IFRS
Cost / Income	**62.1 %**	**- 0.8 pt**
Allocated Equity	**€11.0 bn**	**+ 11.7%**
Pre-Tax ROE	**33%**	**+3 pts**


NBI
+20.9%
2,519
3,045
in €mn
4Q04
4Q05


BNP PARIBAS

French Retail Banking: 4Q05

In millions of euros	4Q05	4Q05 / 4Q04 EU-IFRS
Net Banking Income	1,386	+8.6%
Incl. Interest Margin	*808*	*+9.2%*
Incl. Commissions	*578*	*+7.8%*
Operating Expenses and Dep.	-970	+8.4%
Gross Operating Income	**416**	**+9.2%**
Provisions	-68	-13.9%
Operating Income	**348**	**+15.2%**
Income Attributable to AMS	-21	+31.3%
Pre-Tax Income of French Retail Bkg	**327**	**+14.3%**
Cost / Income	70.0%	-0.1 pt

100% of French Retail Banking for line items NBI to Operating Income

	2005	2005/2004 EU-IFRS
NBI	**€5.5 bn**	**+6.2%**
Operating Exp. and Dep.	**€-3.7 bn**	**+4.9%**
Cost/Income	**67.9%**	**- 0.8 pt**
Allocated Equity	**€5.1 bn**	**+9.1 %**
Pre-Tax ROE	**29 %**	**+2 pts**

- Business up sharply: NBI + 8.6%/4Q04
  - Sharp rise in net interest margin due to the growth in outstanding loans and a positive impact on the Home Ownership Savings Plans and Accounts provision in 4Q05 (insignificant impact for the year)
  - Very large volume of stock market and financial transactions in 4Q05
  - Moderate pricing policy; rates broadly stable in 2005
- Operating expenses and depreciation 4Q05: impact of the new plan to facilitate employees' professional reorientation (€40mn) covering 2006 to 2008
- Confirmed decline in the cost of risk on RWA: 25 b.p. in 2005 (39 b.p. in 2004)


BNP PARIBAS

French Retail Banking 2005: Individual Customers

- Continued winning new customers
- Success of multi-channel banking confirmed
  - Customer contacts generated by the multi-channel customer contact system: +40%/04
  - bnpparibas.net portal usage: +30%/04
- Sharp rise in outstanding loans
  - Mortgages:+20.9%/2004 (market: +13.7%)
  - Consumer lending: +7.8%/2004 (market: +5.5%)
- Stepped up savings inflows
  - Life insurance: +13.8%/31.12.04
  - Medium- and long-term mutual funds: +11.8%/31.12.04


Rise in the number of individual cheque and deposit accounts
+72,700
+97,000*
+104,000
+120,100
+128,000
+155,000
2000
2001
2002
2003
2004
2005

* plus 30,000 customers transferred from the Treasury network


BNP PARIBAS

French Retail Banking 2005: Corporate Segment

Major sales drive at the business centres, notably focusing on SMCs

- Increased cross selling
  - Corporate Finance fees: x2/2004
  - Fixed Income fees: +50%/2004, of which interest rate derivatives: +85%
  - New equipment leases: +26%/2004
  - Vehicles delivered by Arval: +40%/2004

- Continued to gain market share
  - Average outstanding loans up 10.3%/2004 (market: +5.2%)
  - New factoring loans: +33%/2004


Revenues from cross selling
between CIB and FRB
(100 reference in 2002)
100
263
425
538
2002
2003
2004
2005


BNP PARIBAS

French Retail Banking: Priorities and Challenges in 2006

- Regularly improve customer satisfaction (multi-channel banking)
  - Internet: accelerate customer use
  - Increase customer contacts
  - Continue the in-branch service programme: renovated 300 branches
- Corporate customers
  - Expand cross selling
  - Intensify calls on customers
- Continue productivity gains in the back offices

- **Grow the NBI by at least 4.5% in 2006**
- **Maintain a difference of at least one point between the growth in revenues and costs**



International Retail Banking and Financial Services: 2005

2004 NBI



BNP Paribas Lease Group, Arval, UCB
€1,177mn
BancWest
€1,546mn
Emerging Markets
€593mn
Cetelem
€1,705mn

2005 NBI



BNP Paribas Lease Group, Arval, UCB
+11.3 %*
€1,310mn
BancWest
+21.4 %*
€1,877mn
Emerging Markets
+29.2 %*
€766mn
Cetelem
+18.2 %*
€2,015mn

2005 / 2004

A growth driver:
NBI totalling €6.0bn in 2005, up +19.3%/2004


BNP PARIBAS

IRFS: 4Q05

In millions of euros	4Q05	4Q05 / 4Q04 EU-IFRS
Net Banking Income	1,704	+32.9%
Operating Expenses and Dep.	-1,033	+35.2%
Gross Operating Income	671	+29.5%
Provisions	-183	+94.7%
Operating Income	488	+15.1%
Non Operating Items	27	-22.9%
Pre-Tax Income	515	+12.2%
Cost / Income	60.6%	+1.0 pt

	2005	2005/2004 IFRS-EU
NBI	€6.0 bn	+19.3%
Operating Exp. and Dep.	€-3.4 bn	+18.9%
Cost of risk	€-0.6 bn	-4.3%
Cost / Income	56.6 %	- 0.2 pt
Allocated Equity	€5.8 bn	+ 14.2 %
Pre-Tax ROE	37 %	+3 pts

4Q05/4Q04 assuming constant scope and exchange rates: NBI: +9.8 %, Operating expenses & depreciation: +9.4 % ; GOI: +10.3%

- Laser-Cofinoga proportionally consolidated for one quarter, Commercial Federal integrated for one month
- Substantial growth in business at constant scope and exchange rates
  - Net Banking Income: + 9.8%
  - Gross Operating Income: + 10.3%
- Cost of risk: + €89mn/4Q04
  - Scope and exchange rate effects: €41mn
  - Emerging Markets: €20mn provision in 4Q05 compared to €1mn in 4Q04 (for the year: €16mn in 2005 compared to €29mn in 2004)


BNP PARIBAS

IRFS: BancWest 4Q05

- Robust growth dynamic:
  NBI +28.7%/4Q04
  - Integration of Commercial Federal effective on 2 December
  - Loans: +11.1% at constant scope and exchange rates
  - Deposits: +9.1% at constant scope and exchange rates
  - NBI: +4.0% at constant scope and exchange rates, despite a decline in interest rate margin: 3.51% in 4Q05 (3.61% in 3Q05 and 3.84% in 4Q04)

BancWest contribution to group NBI

in €mn

1Q04	2Q04	3Q04	4Q04	1Q05	2Q05	3Q05	4Q05
371	381	386	408	418	454	480	525

- Operating expenses: €49mn in one off Commercial Federal integration cost
- Cost of risk still very low: €8mn in 4Q05 and €32mn for the year 2005
- Pre-tax income: €224mn, +26.6%/4Q04 (+9.4% at constant scope and exchange rates)


BNP PARIBAS

IRFS: Financial Services 4Q05

Cetelem

- NBI at constant scope and exchange rates: +14.8%/4Q04
- Pre-tax income: €161mn, +24.8%/4Q04
- Brisk growth in new loan: +16%/4Q04*
  - 55% of new loan generated outside France
- Laser-Cofinoga: synergies confirmed, €62mn Pre-tax income by 2009
- Expansion continued in regions with high business potential
  - Algeria, China (cooperation agreement with the Nanjing City Commercial Bank)
  - Brazil: outstandings increased 5 fold in 2005

Outstandings outside France (end of period)

in €bn

2002	2003	2004	2005
9.3	11.0	13.0	20.6

□ *Including Laser-Cofinoga outstandings*

Arval, BNP Paribas Lease Group, UCB

- NBI: €330mn, +11.9%/4Q04
- Pre-tax income: €98mn, +15.3%/4Q04
- Outstandings: €49.2bn, up 22.3%/31.12.04
- Arval: opened subsidiaries in Brazil, Turkey, Russia and Ukraine

** excluding Laser-Cofinoga*


BNP PARIBAS

IRFS: Emerging Markets 4Q05

- Major commercial drive
  - NBI: +38.6%/4Q04
  - 27 branches opened in 4Q05
- Group operations expanded in Far Eastern Europe
  - Ukraine: acquired* a 51% stake in UkrSibbank
  - Russia: launched organic growth plan


Quarterly NBI
in €mn
139
148
153
153
163
191
200
212
1Q04
2Q04
3Q04
4Q04
1Q05
2Q05
3Q05
4Q05

- Developed synergies with the Group's other business lines
  - Joint venture in the Middle East and in the Gulf region with International Private Banking
- Pre-tax income: €59mn in 4Q05 (+1.7%/4Q04) and €268mn in 2005, +47.3%/2004

* *subject to regulatory approval*


BNP PARIBAS

IFRS: International Retail Banking

- Western United States
  - 2004 GDP: $3,777bn[1], +5,9%/2003
  - Population 2005: 99 mn[2]
  - Number of branches: 739
  - Number of accounts: 4.2mn
- Mediterranean Basin and Gulf Region
  - 2004 GDP: $975bn[3], +6,6%/2003
  - Population 2004 : 250 mn[3]
  - Number of branches: 384
  - Number of accounts: 0.8mn
- Far Eastern Europe (Russia, Ukraine)
  - 2004 GDP: $647bn[3], +7,7%/2003
  - Population 2004 : 191 mn[3]
  - Program to open 150 branches in Russia
  - Acquisition of UkrSibbank in process (817 branches)



Three high growth potential regions

(1) Source: Global Insight (2) Source: SNL (3) Source: World Bank


BNP PARIBAS

IFRS: Priorities and Challenges in 2006

- Emerging Markets: step up business expansion in Far Eastern Europe and the Mediterranean basin
  - Open branches
  - Synergies with the Group's product platforms
- BancWest: continue to grow
  - Expand the network coverage
  - Enhance the product offering
- Cetelem: develop new sources of growth
  - Partnership agreements: Saint-Gobain
  - Move into promising markets: Russia, China, Ukraine

An ambitious strategy that combines organic growth and growth through acquisitions


BNP PARIBAS

AMS: Growth in All the Business Lines


2004 NBI
Securities Services
€609mn
€1,568mn
WAM
€867mn
Insurance
2005 NBI
Securities Services
+19.0%*
€725mn
€1,810mn
€1,017mn
WAM
+15.4%*
Insurance
+17.3%*

* 2005/2004

Very robust growth in all the business lines

NBI in 2005: €3.6bn, +16.7%/2004


BNP PARIBAS

Asset Management & Services: 4Q05

In millions of euros	4Q05	4Q05 / 4Q04 EU-IFRS
Net Banking Income	987	+21.1%
Operating Expenses and Dep.	-657	+19.5%
Gross Operating Income	330	+24.5%
Provisions	0	n.s.
Operating Income	330	+25.5%
Non Operating Items	1	-83.3%
Pre-Tax Income	331	+23.0%
Cost / Income	66.6%	-0.9 pt

	2005	2005/2004 EU-IFRS
NBI	€3.6 bn	+16.7%
Cost/Income	65.6%	+0.2pt
Allocated Equity	€3.8 bn	+16.6%
Pre-Tax ROE	33%	+1pt

- Sharp rise in revenues
  - Robust organic growth
  - Additional contribution from external growth
  - Good performance of the markets
- Total AuM: +25.2%/2004
- Pre-tax income: +23.0%/4Q04

AuM (end of period)

in €bn

1Q04	2Q04	3Q04	4Q04	1Q05	2Q05	3Q05	4Q05
335.2	335.7	339.4	343.1	361.4	385.5	414.6	429.7


BNP PARIBAS

AMS: Net Asset Inflows

- Very high volume of net asset inflows in all business lines
  - 4Q05: €8.2bn (€1.4bn in 4Q04)
  - 2005: €34.1bn, +9.9% of assets under management


Net Assets Inflows
in €bn
13.6
14.2
34.1
2003
2004
2005

Insurance: €6.7bn

Asset Management : €17.3bn

Private Banking and Cortal Consors: €10.1bn

Net assets gathered excluding cross selling between AMS's business lines: €30.2bn in 2005 compared to €11.6bn in 2004


BNP PARIBAS

AMS: Wealth & Asset Management

Buoyant business in 4Q05

- Asset management: net inflows representing 11.1%* of assets under management
- Cortal Consors: stock market transactions up 24%/4Q04
- Corporate Real Estate Services: revenues up 29%/4Q04
- Pre-tax income: €143mn, +24.3%/4Q04


NBI
in €mn
427
506
+18.5%
4Q04
4Q05

Private Banking ranked # 1 in France, # 3 in Europe, # 7 in Asia and # 7 in Latin America *(Euromoney January 2006)*

* *annualised rate*


BNP PARIBAS

AMS: Insurance

- Brisk growth in revenues: +21.6%/4Q04


Quarterly NBI
in €mn
199
209
218
241
237
250
237
293
1Q04
2Q04
3Q04
4Q04
1Q05
2Q05
3Q05
4Q05

- Major commercial drive
  - France: gross individual savings inflows totalling €8.2bn in 2005, share of unit-linked insurance products in life insurance sales : 33.1% (compared to 22.5% for the market)
  - Outside France: gross asset inflows totalling €3.5bn in 2005 (+19%/2004)

- Pre-tax income: €159mn, +23.3%/4Q04


BNP PARIBAS

AMS: Securities Services

- Continued to grow the business
  - Assets under custody: +24%/4Q04
  - Number of transactions: +16%/4Q04
  - Funds under administration: €520bn as at 31.12.05 (€299bn as at 31.12.04)

Assets under custody (end of period), in €bn

1Q04	2Q04	3Q04	4Q04	1Q05	2Q05	3Q05	4Q05
2,279	2,291	2,383	2,473	2,621	2,698	2,872	3,058

NBI, in €mn

1Q04	2Q04	3Q04	4Q04	1Q05	2Q05	3Q05	4Q05
150	165	147	147	167	190	180	188

- Pre-tax income: €29mn, +16.0%/4Q04

BP2S named Fund Administrator of the Year by the magazine *Funds Europe* *(Nov.2005)*


BNP PARIBAS

AMS: Priorities and Challenges in 2006

- Take full advantage of the growth drivers
- Capitalise on an innovative approach and successful products
  - Open architecture, alternative and structured investment products, real estate based investment funds, etc.
- Step up expansion in Europe
  - Roll-out multimanagement fund services with FundQuest
  - Bolster real estate services
  - Step up the pace of Cortal Consors' growth in Germany
  - Continue sustained organic growth of the Securities Services
- Step up the pace of international expansion
  - Middle East: Private Banking-IRFS joint-venture
  - Asia and Latin America: higher development pace

A powerful, innovative and fast-growing platform


BNP PARIBAS

Corporate and Investment Banking: 4Q05

In millions of euros	4Q05	4Q05 / 4Q04 EU-IFRS
Net Banking Income	1,600	+16.9%
Operating Expenses and Dep.	-926	+6.8%
Gross Operating Income	674	+34.3%
Provisions	-16	-38.5%
Operating Income	658	+38.2%
Non Operating Items	13	-13.3%
Pre-Tax Income	671	+36.7%
Cost / Income	57.9%	-5.4 pt

	2005	2005/2004 EU-IFRS
NBI	**€6.4 bn**	**+16.3%**
Cost/Income	**57.8%**	**- 3.1 pts**
Allocated Equity	**€9.1bn**	**+ 21.6%**
Pre-Tax ROE	**32%**	**+ 3 pts**

- Financing businesses
  - NBI: €678mn, +14.7%/4Q04
  - Business and revenues maintained at very high level
  - Cost of risk: still very limited
  - Pre-tax income: €359mn, +25.5%/4Q04

- Advisory and Capital Markets
  - NBI: €922mn, +18.5%/4Q04
  - Equity derivatives: business and revenues up sharply compared to 4Q04
  - Fixed Income: decline in revenues but growth in the customer contribution
  - Pre-tax income: €312mn, +52.2%/4Q04


BNP PARIBAS

CIB: A Major Player, an Effective Business Model

- A comprehensive global network
  - Presence in 52 countries
  - Major player in Europe
  - Very strong presence in the U.S. and in Japan, giving critical mass to global franchises
  - Well established footprints in regions with major growth potential: Greater China, Brazil, Russia

2005 NBI

Financing businesses	42%
Equity and Advisory	25%
Fixed Income	33%

A powerful platform

A well balanced business mix


BNP PARIBAS

CIB: A Major Player, an Effective Business Model

Europe

- Fixed Income
  - #3 for all euro-denominated issues[1] *(bookrunner)*
- Structured Finance
  - #5 for leveraged loans[1] *(bookrunner)*
- Equity
  - Exane BNP Paribas, Best Brokerage Firm in France *(Agefi)*
- Corporate Finance
  - #10 Mergers & Acquisitions[1][2]

A European Leader

Global

- Structured Finance
  - #5 All Syndicated Loans[1] *(bookrunner)*
- Energy, Commodities
  - Best Commodity Bank (*Trade Finance Magazine*)
- Project Finance
  - Best Project Finance House (*Euromoney*)
- Derivatives
  - Leading positions in the different market segments

4 Global Franchises

(1) Thomson Financial (2) Announced deals

CIB: A Major Player, an Effective Business Model

Equity derivatives


The Banker
Bank of the Year 2005

Equity Derivatives House of the Year, Asia Pacific

Credit derivatives

AsiaRisk AWARDS 2005

Credit Derivatives House of the Year, Asia
Derivatives House of the Year, Japan

Commodities derivatives

energy risk

Crude Oil House of the Year
Pioneer in Energy Financing 2005

Interest rate derivatives

Risk

Interest rates Derivatives House of the Year 2006

Hedge funds derivatives

#1 for Hedge Fund derivatives

Asset financing

Jane's Intelligence and Insight You Can Trust

Aircraft Finance Innovator of the Year
Leasing Innovator of the Year

Project finance

EUROMONEY ProjectFinance Deal of the Year 2005

8 transactions Deal of the Year Project Finance Magazine

Commodities financing

commodities now

Gold Award for Energy Trading
Silver Award for Energy Risk Management

Syndicated loans

Asia Syndicated Loan of 2005: Lenovo, China

Substantial expertise in derivatives

Leader in high value added financing businesses

BNP PARIBAS

CIB: A Major Player, an Effective Business Model

Quarterly VaR *
1Q02 = reference 100

US peer group average
Euro peer group average
BNP Paribas
140
100
50
1Q02 2Q02 3Q02 4Q02 1Q03 2Q03 3Q03 4Q03 1Q04 2Q04 3Q04 4Q04 1Q05 2Q05 3Q05 4Q05

Cost/income ratio**

BNP Paribas 57,8%
Soc Gen 58,7%
Citigroup 60,6%
Merrill Lynch 63,7%
JPM Chase 66,8%
Bear Stearns 66,8%
Morgan Stanley 69,7%
UBS 70,5%
Deutsche Bank 72,0%
B of A 74,1%
ABN Amro 88,0%
Credit Suisse 89,9%

- **A VaR in absolute terms among the market's lowest and on a downward trend since 2002**
- **A benchmark cost/income ratio**

**VaR 1-day 99%; US peer group: JPMC, Goldman Sachs, Citigroup, Lehman, Bear Stearns, European peer group: Deutsche Bank, SG, UBS, CSG*
***Cost/income ratio for scopes similar to CIB based on data published over the last 4 quarters available*



CIB: A Major Player, an Effective Business Model



Pre-tax ROE*
Operating income*
in % and €mn
24
15
27
29
32
1,933
1,160
1,801
2,083
2,841
2001
2002
2003
2004
2005
Volatility of the quarterly operating income of C.I. Banks**
Recurrence
Volatility
14%
15%
18%
22%
23%
28%
28%
32%
42%
56%
88%
Citigroup
Merrill Lynch
BoA
BNP Paribas
UBS
Morgan Stanley
JP Morgan
Soc Gen
Deutsche Bank
Credit Suisse
ABN Amro

On average over the cycle:

- **high level of profitability**
- **recurring results**

* 2001 to 2003 figures based on French accounting standards; 2004 and 2005 figures based on EU IFRS accounting standards ** BNP Paribas estimates: standard deviation/average based on historical quarterly operating income data series (Published data for 2003 - 3Q05) and based on scopes similar to CIB


BNP PARIBAS

CIB: Priorities and Challenges in 2006

- Step up the development of market related businesses
  - Continue to invest in derivatives
  - Grow cross selling with the customers of specialised financing businesses (Commodities, Media Telecom, Aircraft, etc.)

- Strengthen positions in priority regions
  - Take advantage of growth opportunities in Europe, notably by increasing relationships with large midcaps
  - Continue to focus on selective growth already undertaken in the United States
  - Make the Asia Pacific region a real core market

- Enhance allocated capital productivity

Continue to strengthen the franchises and the competitive position


BNP PARIBAS

BNP Paribas

Results as at 31 December 2005

Outlook

BNP PARIBAS

Promote Cultural Diversity and the Group's Corporate Values




	The Teams	The Management
A Global Organisation	• Over 50% of our employees are outside France in 2006 as compared to 40% in 2001	• 40 different nationalities represented among the Group's key international positions
Training in line with group values	• In 2005, over 35,000 employees trained in fighting money laundering	• Each year, over 2,000 managers take part in our global managerial training programmes to develop corporate culture and a commitment to ethical practice


BNP PARIBAS

Fully Exercise Our Social and Environmental Responsibility

- Socially Responsible Investment: a leader in France, a major player in Europe
  - €4bn in assets under management
- Project finance: a responsible approach
  - Enforcement of the OECD recommendation and World Bank guidelines
- Promoting microcredit
  - Reinforcing the partnership between BNP Paribas and ADIE
  - Suburban Communities Project
- Disabled persons: specific program
  - All ATMs gradually equipped with voice-activated features starting in Dec. 2005
  - Branches refurbished with facilities specially designed for customers with reduced mobility
- BNP Paribas featured in the leading sustainable development indexes


Stoxx &
World index
FTSE4Good
Global Investment. Global Improvement
Europe 50 &
Global index
Indice ASPI
Eurozone index
ETHIBEL
Global index


BNP PARIBAS

Continue to Enhance Operational Effectiveness

- Cost/income ratio: 2006 targets
  - FRB: maintaining a positive annual jaws effect by at least one point
  - IRFS: capitalise on cost synergies resulting from acquisitions
  - AMS: generate a positive jaws effect after the substantial investments made in 2005
  - CIB: maintain one of the best cost/income ratios in the industry


Cost/income ratio
in %
65.2
62.9
62.8
61.2
2002*
2003*
2004
2005

* French accounting standards used



Remain Vigilant in Risk Management

- Very low 2005 cost of risk in a very positive business cycle


Cost of risk/RWA
in bp
French standards
IFRS
40
41
45
51
50
24
30
18
1999
2000
2001
2002
2003
2004
2005

- Maintain a prudent policy
- Final phase of the validation process of advanced models (Basle 2)
  - Improve lending risk portfolio parameters
  - Continue to enhance market risk management tools
  - Analyse incurred and potential operational risks in the business lines and corporate functions, and major scenarios at the corporate level


BNP PARIBAS

Take Full Advantage of the Group's Growth Potential

- Organic growth: a priority for all the core businesses

- Recent acquisitions: an accelerating factor
  - 15 deals announced in 2005 for €2bn
  - Consolidated positions in Europe and the U.S.: Laser-Cofinoga, Commercial Federal
  - Created a leader in open architecture: FundQuest
  - Moved into fast-growing markets: UkrSibbank in Ukraine, NCCB in China


BNP PARIBAS

Planned Acquisition of BNL*: Italy, a New Home Market in Europe for BNP Paribas

- Italy: an attractive banking market
  - Strong growth potential
  - BNL: critical mass, nationwide franchise, recognised brand name
  - BNP Paribas in Italy: strong presence and market knowledge
- BNL: significant development potential
  - Continue rationalising process currently under way
  - Synergies and exchanges of best practices
  - Revenue growth: give BNL customers access to BNP Paribas' product platforms
- BNP Paribas-BNL: limited execution risk
  - Friendly deal, positive management reaction
  - Proven integration experience
  - Rolling out in Italy a model that has proved successful

Solid strategic rationale

Promising business plan

acquisition subject to the approval of the Bank of Italy, ISVAP and relevant anti-trust authorities


BNP PARIBAS

Planned Acquisition of BNL
Reinforce Retail Banking in Europe


BNP Paribas
2005 NBI

Asset Management & Services 17%

Corporate & Investment Banking 30%

International Retail Banking and Financial Services 28%

French Retail Banking 25%

Retail Banking: 53%

BNP Paribas + BNL
2005 Proforma NBI


Asset
Management
& Services
14%
Corporate &
Investment
Banking 27%
BNL*
12%
International
Retail Banking
and Financial
Services
25%
French Retail
Banking
22%

Retail Banking: 59%

*Source: BNP Paribas estimates


BNP PARIBAS

Pursue Selective Acquisition Strategy

- Strict financial criteria
  - Near-term accretive effect
  - Return on invested equity > cost of capital
- Limited execution risks
- Regional and business priorities maintained
  - Business lines: strengthen retail banking franchises as a matter of priority, add-on acquisitions in other business areas
  - Regions: Europe, U.S. and, on a selective basis, in emerging markets


BNP PARIBAS

Optimise Capital Management

- Capital employed in a manner consistent with the strategy announced
  - Sustained organic growth: +13.8 % of weighted assets in 2005
  - Growth through acquisitions: €2bn in acquisitions in 2005
  - Dividend: 2.60* euros per share compared to 2 euros in 2004
- Tier One Ratio as at 31.12.05: 7.6%


Tier 1 ratio
en %
French standards
IFRS
7.1%
7.3%
8.1%
9.4%
8.1%
7.5%
7.6%
31.12.00
31.12.01
31.12.02
31.12.03
31.12.04
01.01.05
31.12.05

- €5.5bn capital increase planned
  - Maintain a Tier 1 ratio above 7% after the acquisition** of BNL
  - Share buybacks: €600mn programme suspended (€439mn completed as of 14 February 2006)

*subject to shareholder approval

** acquisition subject to the approval of the Bank of Italy, the ISVAP and the relevant antitrust authorities


BNP PARIBAS

Dividend and Earnings per Share


Net Earnings per Share
CAGR +27,6%
4,31
5,55
7,02
in €
2003 *
2004 *
2005
Dividend per Share
CAGR +33.9%
1.45
2.00
2.60**
in €
2003
2004
2005

Undiluted EPS based on the average number of shares outstanding

*** subject to shareholder approval*

Compounded Annual Growth Rate 2003-2005

Net earnings per share +27.6% per annum

Dividend per share +33.9% per annum

** French standards*


BNP PARIBAS
BNP Paribas
Results as at 31 December 2005
Conclusion

Conclusion

Powerful growth dynamic

High profitability of each of the core businesses

Group's discipline maintained

BNL: a new and decisive milestone in BNP Paribas' development


BNP PARIBAS
BNP Paribas
Results as at 31 December 2005
Appendices


BNP PARIBAS

BNP Paribas Group

In millions of euros	4Q05	4Q05 / 4Q04 EU-IFRS	4Q05 / 3Q05	2005	2005 / 2004 EU-IFRS
Net Banking Income	**5,622**	**+17.7%**	**+3.0%**	**21,854**	**+14.1%**
Operating Expenses and Dep.	-3,669	+14.3%	+9.1%	-13,369	+11.1%
Gross Operating Income	**1,953**	**+24.7%**	**-6.8%**	**8,485**	**+19.2%**
Provisions	-293	x2,1	x2,8	-610	-28.0%
Operating Income	**1,660**	**+16.4%**	**-16.6%**	**7,875**	**+25.5%**
Associated Companies	92	-2.1%	+9.5%	352	-13.3%
Other Non Operating Items	72	n.s.	n.s.	197	n.s.
Non Operating Items	**164**	**+57.7%**	**+76.3%**	**549**	**+15.1%**
Pre-Tax Income	**1,824**	**+19.2%**	**-12.5%**	**8,424**	**+24.8%**
Tax Expense	-358	+9.5%	-43.0%	-2,138	+29.3%
Minority Interests	-131	+12.0%	+13.9%	-434	+3.3%
Net Income, Group Share	**1,335**	**+22.9%**	**-0.4%**	**5,852**	**+25.1%**
Cost / Income	**65.3%**	**-1.9 pt**	**+3.7 pt**	**61.2%**	**-1.6 pt**
Cost/Income without BNP Paribas Capital	**64.7%**	**-2.7 pt**	**+2.7 pt**	**62.2%**	**-1.9 pt**
Annualised ROE after Tax				20.2%	+2.2 pt

Assuming constant scope and exchange rates and excluding BNP Paribas Capital:

	4Q05/4Q04	2005/2004
NBI	+11.4%	+11.2%
Operating exp. & depr.	+6.0%	+6.8%
GOI	+22.1%	+19.3%
Pre-tax income	+17.3%	+27.1%


BNP PARIBAS

Number of Shares, Earnings and Book Value per Share

Number of shares

in millions	2005	2004
Number of Shares (end of period)	838.2	884.7
Number of Shares excluding Treasury Shares (end of period)	829.2	829.6 *
Average number of Shares outstanding excluding Treasury Shares	829.5	840.9 *

Earnings per share

In euros	2005	2004 *
Earnings Per Share (EPS)	7.02	5.56
Diluted Earning Per Share (Diluted EPS)	6.97	5.54

* *EU-IFRS simulations*

Book Value per share

In euros	31/12/05	01/01/05
Book value per share	**46.2**	**39.0**
of which shareholders'equity not re-evaluated	*39.6*	*34.7*


BNP PARIBAS

A Solid Financial Structure

In billions of euros	31-Dec-05	01-Jan-05
Shareholders'equity not re-evaluated (a)	**30.7**	**27.1**
Valuation Reserve	**5.5**	**3.6**
Total Capital ratio	**11.0%**	**10.1%**
Tier One Ratio (b)	**7.6%**	**7.5%**

(a) Excluding undated participating subordinated notes
(b) As at 31December 2005, based on Risk Weighted Assets of E377.7 bn.

Rating

S&P	**AA**	Stable outlook	Reaffirmed on February 6, 2006
Moody's	**Aa2**	Stable outlook	Reaffirmed on February 7, 2006
Fitch	**AA**	Stable outlook	Reaffirmed on February 3, 2006


BNP PARIBAS

Breakdown of Commitments by Industry


Telecoms
2%
Transportation
3%
Food
2%
Insurance
2%
Automotive
2%
Others <1% each
3%
Technology
1%
Utilities
1%
Construction
2%
Chemicals
3%
B2B
4%
Wholesalers
8%
Retailers
4%
Private individuals and
self-employed
31%
Energy
2%
Household appliances
1%
Sovereign, Local govt.
and Finance
18%
Mining
3%
Real Estate
3%
Capital goods
2%
Materials
2%
Leisure
1%
Manufacturing
0%

Gross lending + off balance sheet commitments, unweighted = €579bn as at 31.12.05


BNP PARIBAS

Breakdown of Commitments by Region


European Economic Area 18%
North America (excl. BancWest) 15%
BancWest 8%
Latin America 3%
Africa & Middle East 4%
Asia-Pacific 5%
Japan 1%
Other European countries 5%
France 41%

Gross lending + off balance sheet commitments, unweighted = €579bn as at 31.12.05

Retail Banking

In millions of euros	4Q05	4Q05 / 4Q04 EU-IFRS	4Q05 / 3Q05	2005	2005 / 2004 EU-IFRS
Net Banking Income	**3,045**	**+20.9%**	**+8.5%**	**11,250**	**+12.6%**
Operating Expenses and Dep.	-1,979	+21.0%	+15.6%	-6,990	+11.2%
Gross Operating Income	**1,066**	**+20.7%**	**-2.6%**	**4,260**	**+15.0%**
Provisions	-251	+45.1%	+50.3%	-754	-12.5%
Operating Income	**815**	**+14.8%**	**-12.2%**	**3,506**	**+23.3%**
Associated Companies	16	-50.0%	-51.5%	112	-8.9%
Other Non Operating Items	11	n.s.	n.s.	39	n.s.
Pre-Tax Income	**842**	**+13.0%**	**-14.4%**	**3,657**	**+22.6%**
Cost / Income	65.0%	+0.1 pt	+4.0 pt	62.1%	-0.8 pt
Allocated Equity (Ebn)				11.0	+11.7%
Pre-Tax ROE				33%	+3 pt


BNP PARIBAS

French Retail Banking*

In millions of euros	4Q05	4Q05 / 4Q04 EU-IFRS	4Q05 / 3Q05	2005	2005 / 2004 EU-IFRS
Net Banking Income	**1,386**	**+8.6%**	**+1.4%**	**5,451**	**+6.2%**
Incl. Interest Margin	*808*	*+9.2%*	*-0.2%*	*3,189*	*+6.1%*
Incl. Commissions	*578*	*+7.8%*	*+3.8%*	*2,262*	*+6.4%*
Operating Expenses and Dep.	-970	+8.4%	+4.1%	-3,699	+4.9%
Gross Operating Income	**416**	**+9.2%**	**-4.4%**	**1,752**	**+9.1%**
Provisions	-68	-13.9%	+70.0%	-194	-30.2%
Operating Income	**348**	**+15.2%**	**-11.9%**	**1,558**	**+17.3%**
Non Operating Items	0	n.s.	n.s.	0	n.s.
Pre-Tax Income	**348**	**+15.2%**	**-11.9%**	**1,558**	**+17.3%**
Income Attributable to AMS	-21	+31.3%	-8.7%	-88	+27.5%
Pre-Tax Income of French Retail Bkg	**327**	**+14.3%**	**-12.1%**	**1,470**	**+16.8%**
Cost / Income	70.0%	-0.1 pt	+1.8 pt	67.9%	-0.8 pt
Allocated Equity (Ebn)				5.1	+9.1%
Pre-Tax ROE				29%	+2 pt

*including 100% of French Private Banking for NBI to Pre-tax Income line items


BNP PARIBAS

French Retail Banking[1] 4Q05: Fees

Fees

in €mn

	1Q04	2Q04	3Q04	4Q04	1Q05	2Q05	3Q05	4Q05
Fees on investment funds and transactions	182.2	167.5	161.7	167.7	197.6	191.7	187.3	201.5
Fees on other banking transactions	351.0	352.5	375.0	367.9	367.2	370.7	369.9	376.4
Total	533	520	537	536	565	562	557	578

(1) 100% of French Private Banking

BNP PARIBAS

French Retail Banking 4Q05: Outstandings

In billions of euros	Outstandings 4Q05	%Change 1 year 4Q05/4Q04	%Change 1 quarter 4Q05/3Q05	Average outstandings 2005	%Change 1 year 2005/2004
LENDINGS (1)					
Total Loans	**90.3**	**+11.3%**	**+2.2%**	**87.2**	**+13.7%**
Individual Customers	47.1	+17.1%	+3.4%	44.5	+18.7%
Incl. Mortgages	39.9	+18.9%	+3.6%	37.6	+20.9%
Incl. Consumer Lending	7.2	+7.7%	+2.1%	7.0	+7.8%
Corporates	40.3	+6.6%	+0.8%	39.7	+10.3%
DEPOSITS and SAVINGS (1)	**78.1**	**+4.9%**	**0.0%**	**77.3**	**+5.0%**
Cheque and Current Accounts	32.6	+5.7%	+0.5%	31.9	+5.4%
Savings Accounts	37.9	+4.7%	-0.4%	37.9	+5.9%
Market Rate Deposits	7.7	+2.5%	-0.3%	7.5	-0.5%

(1) Average cash Outstandings

In billions of euros	31-Dec-05	%Change 31.12.05/ 31.12.04	%Change 31.12.05/ 30.09.05
Funds under management			
Life Insurance	45.8	+13.8%	+2.2%
Mutual Funds (2)	65.7	+11.8%	+1.7%

(2) These statistics do not include mutual funds assets registered in Luxembourg (PARVEST)


BNP PARIBAS

International Retail Banking and Financial Services

In millions of euros	4Q05	4Q05 / 4Q04 EU-IFRS	4Q05 / 3Q05	2005	2005 / 2004 EU-IFRS
Net Banking Income	**1,704**	**+32.9%**	**+14.7%**	**5,980**	**+19.3%**
Operating Expenses and Dep.	-1,033	+35.2%	+28.6%	-3,385	+18.9%
Gross Operating Income	**671**	**+29.5%**	**-1.6%**	**2,595**	**+19.7%**
Provisions	-183	+94.7%	+45.2%	-559	-4.3%
Operating Income	**488**	**+15.1%**	**-12.2%**	**2,036**	**+28.5%**
Associated Companies	16	-50.0%	-51.5%	112	-8.9%
Other Non Operating Items	11	n.s.	n.s.	39	n.s.
Pre-Tax Income	**515**	**+12.2%**	**-15.8%**	**2,187**	**+26.9%**
Cost / Income	60.6%	+1.0 pt	+6.5 pt	56.6%	-0.2 pt
Allocated Equity (Ebn)				5.8	+14.2%
Pre-Tax ROE				37%	+3 pt

At constant scope and exchange rates:

	4Q05/4Q04	2005/2004
NBI	+9.8%	+7.3%
Operating exp. & depr.	+9.4%	+4.9%
GOI	+10.3%	+10.4%
Pre-tax income	+6.1%	+17.4%


BNP PARIBAS

BancWest

In millions of euros	4Q05	4Q05 / 4Q04 EU-IFRS	4Q05 / 3Q05	2005	2005 / 2004 EU-IFRS
Net Banking Income	**525**	**+28.7%**	**+9.4%**	**1,877**	**+21.4%**
Operating Expenses and Dep.	-293	+30.8%	+30.8%	-937	+23.6%
Gross Operating Income	**232**	**+26.1%**	**-9.4%**	**940**	**+19.3%**
Provisions	-8	+14.3%	-11.1%	-32	-20.0%
Operating Income	**224**	**+26.6%**	**-9.3%**	**908**	**+21.4%**
Associated Companies	0	n.s.	n.s.	0	n.s.
Other Non Operating Items	0	n.s.	n.s.	0	n.s.
Pre-Tax Income	**224**	**+26.6%**	**-9.3%**	**908**	**+21.4%**
Cost / Income	55.8%	+0.9 pt	+9.1 pt	49.9%	+0.9 pt
Allocated Equity (Ebn)				2.0	+23.4%
Pre-Tax ROE				46%	-1 pt

At constant scope and exchange rates:	**4Q05/4Q04**	**2005/2004**
NBI	**+4.0%**	**+1.3%**
Operating exp. & depr.	**- 1.3%**	**-2.1%**
GOI	**+9.0%**	**+4.5%**
Pre-tax income	**+9.4%**	**+6.2%**


BNP PARIBAS

Cetelem

In millions of euros	4Q05	4Q05 / 4Q04 EU-IFRS	4Q05 / 3Q05	2005	2005 / 2004 EU-IFRS
Net Banking Income	**637**	**+50.6%**	**+34.1%**	**2,015**	**+18.2%**
Operating Expenses and Dep.	-361	+55.6%	+50.4%	-1,070	+20.4%
Gross Operating Income	**276**	**+44.5%**	**+17.4%**	**945**	**+15.8%**
Provisions	-138	+48.4%	+22.1%	-453	+2.3%
Operating Income	**138**	**+40.8%**	**+13.1%**	**492**	**+31.9%**
Associated Companies	16	-48.4%	-50.0%	108	-9.2%
Other Non Operating Items	7	n.s.	n.s.	30	n.s.
Pre-Tax Income	**161**	**+24.8%**	**-8.5%**	**630**	**+26.5%**
Cost / Income	56.7%	+1.9 pt	+6.2 pt	53.1%	+1.0 pt
Allocated Equity (Ebn)				1.6	+7.1%
Pre-Tax ROE				38%	+6 pt

At constant scope and exchange rates:

	4Q05/4Q04	2005/2004
NBI	+14.8%	+8.3%
Operating exp. & depr.	+15.7%	+8.7%
GOI	+13.6%	+8.0%
Pre-tax income	+25.6%	+21.1%


BNP PARIBAS

Financial Services: Managed Oustandings

In billions of euros	Dec-05	Sep-05	%Change 1 quarter /Sept-05	Dec-04	%Change 1 year /Dec-04
Cetelem (1)	**47.4**	**34.5**	**+37.1%**	**32.2**	**+47.2%**
France	26.8	19.4	+38.0%	19.2	+39.4%
Outside France	20.6	15.1	+36.0%	13.0	+58.6%
BNP Paribas Lease Group MT	**15.1**	**15.0**	**+0.6%**	**14.8**	**+1.5%**
France	10.8	10.8	+0.1%	11.1	-2.8%
Europe (excluding France)	4.3	4.2	+2.0%	3.8	+13.8%
UCB Individuals (2)	**28.0**	**26.4**	**+6.0%**	**20.2**	**+38.9%**
France Individuals	15.4	14.9	+3.1%	11.2	+37.5%
Europe (excluding France)	12.6	11.5	+9.8%	9.0	+40.8%
Long Term Leasing with Services	**6.1**	**6.0**	**+2.5%**	**5.2**	**+17.5%**
France	2.0	2.0	+1.7%	1.7	+15.9%
Europe (excluding France)	4.1	4.0	+2.9%	3.5	+18.4%
ARVAL (in thousands)					
Financed vehicles	**469**	**460**	**+1.9%**	**433**	**+8.3%**
included in total managed vehicles	607	591	+2.6%	602	+0.8%

(1) Including Laser-Cofinoga outstandings as at 31.12.05 (€12.0 bn: €7.3bn in France and €4.7bn outside France).

(2) Including Abbey National France outstandings from 31.03.05 (€ 2.7bn).


BNP PARIBAS

Asset Management & Services

In millions of euros	4Q05	4Q05 / 4Q04 EU-IFRS	4Q05 / 3Q05	2005	2005 / 2004 EU-IFRS
Net Banking Income	**987**	**+21.1%**	**+13.4%**	**3,552**	**+16.7%**
Operating Expenses and Dep.	-657	+19.5%	+12.9%	-2,331	+17.1%
Gross Operating Income	**330**	**+24.5%**	**+14.6%**	**1,221**	**+15.8%**
Provisions	0	n.s.	n.s.	-8	n.s.
Operating Income	**330**	**+25.5%**	**+15.0%**	**1,213**	**+15.6%**
Associated Companies	1	-50.0%	n.s.	1	-66.7%
Other Non Operating Items	0	n.s.	n.s.	52	n.s.
Pre-Tax Income	**331**	**+23.0%**	**+16.1%**	**1,266**	**+19.5%**
Cost / Income	66.6%	-0.9 pt	-0.3 pt	65.6%	+0.2 pt
Allocated Equity (Ebn)				3.8	+16.6%
Pre-Tax ROE				33%	+1 pt

BNP PARIBAS

Wealth and Asset Management

In millions of euros	4Q05	4Q05 / 4Q04 EU-IFRS	4Q05 / 3Q05	2005	2005 / 2004 EU-IFRS
Net Banking Income	**506**	**+18.5%**	**+11.7%**	**1,810**	**+15.4%**
Operating Expenses and Dep.	-363	+14.9%	+15.6%	-1,270	+14.5%
Gross Operating Income	**143**	**+28.8%**	**+2.9%**	**540**	**+17.6%**
Provisions	0	n.s.	n.s.	0	n.s.
Operating Income	**143**	**+31.2%**	**+2.9%**	**540**	**+18.2%**
Associated Companies	1	-50.0%	n.s.	1	-66.7%
Other Non Operating Items	-1	n.s.	n.s.	0	n.s.
Pre-Tax Income	**143**	**+24.3%**	**+3.6%**	**541**	**+15.8%**
Cost / Income	71.7%	-2.3 pt	+2.4 pt	70.2%	-0.5 pt
Allocated Equity (Ebn)				1.1	+10.4%

Insurance

In millions of euros	4Q05	4Q05 / 4Q04 EU-IFRS	4Q05 / 3Q05	2005	2005 / 2004 EU-IFRS
Net Banking Income	**293**	**+21.6%**	**+23.6%**	**1,017**	**+17.3%**
Operating Expenses and Dep.	-135	+20.5%	+11.6%	-481	+21.2%
Gross Operating Income	**158**	**+22.5%**	**+36.2%**	**536**	**+14.0%**
Provisions	0	n.s.	n.s.	-8	n.s.
Operating Income	**158**	**+22.5%**	**+37.4%**	**528**	**+13.1%**
Associated Companies	0	n.s.	n.s.	0	n.s.
Other Non Operating Items	1	n.s.	n.s.	52	n.s.
Pre-Tax Income	**159**	**+23.3%**	**+39.5%**	**580**	**+24.2%**
Cost / Income	46.1%	-0.4 pt	-5.0 pt	47.3%	+1.5 pt
Allocated Equity (Ebn)				2.3	+13.8%


BNP PARIBAS

Securities Services

In millions of euros	4Q05	4Q05 / 4Q04 EU-IFRS	4Q05 / 3Q05	2005	2005 / 2004 EU-IFRS
Net Banking Income	**188**	**+27.9%**	**+4.4%**	**725**	**+19.0%**
Operating Expenses and Dep.	-159	+30.3%	+8.2%	-580	+19.8%
Gross Operating Income	**29**	**+16.0%**	**-12.1%**	**145**	**+16.0%**
Provisions	0	n.s.	n.s.	0	n.s.
Operating Income	**29**	**+16.0%**	**-12.1%**	**145**	**+16.0%**
Associated Companies	0	n.s.	n.s.	0	n.s.
Other Non Operating Items	0	n.s.	n.s.	0	n.s.
Pre-Tax Income	**29**	**+16.0%**	**-12.1%**	**145**	**+16.0%**
Cost / Income	84.6%	+1.6 pt	+2.9 pt	80.0%	+0.5 pt
Allocated Equity (Ebn)				0.5	+55.4%


BNP PARIBAS

AMS 4T05 - Assets under Management


AuM
in €bn
335.2
335.7
339.4
343.1
361.4
385.5
414.6
429.7
114.6
115.8
116.1
117.2
125.7
133.3
141.6
144.8
147.1
144.7
146.5
147.4
154.0
167.0
184.1
193.0
73.5
75.2
76.8
78.5
81.7
85.2
88.9
91.9
31.03.04
30.06.04
30.09.04
31.12.04
31.03.05
30.06.05
30.09.05
31.12.05
Private Banking & Cortal Consors
Asset Management
Insurance

Total assets under management, excluding cross selling between the AMS business lines: €364.2bn as at 31 December 2005 compared to €292.1bn as at 31 December 2004


BNP PARIBAS

AMS 2005 - Assets under Management

Total AuM:
+25.2%/31 December 2004


+€86.6bn
343.1
429.7
117.2
147.4
78.5
144.8
193.0
91.9
Net asset inflows
34.1 €bn
Scope,
Performance,
Exchange effects
and others
52.5 €bn
in €bn
31.12.04
31.12.05
Private Banking and
Cortal Consors
Asset Management
Insurance


BNP PARIBAS

AMS: Breakdown of Assets by Customer Segment Source

	31 December 2004	31 December 2005
Corporate & Institutional	27%	27%
Individuals	65%	62%
External distribution*	8%	11%
	€343.1bn	€429.7bn

**including integration of FundQuest in 2005*


BNP PARIBAS

Asset Management: Breakdown of Assets Under Management


31/12/04
Monetary 31%
Bonds 31%
Structured, alternative & index-based 13%
Diversified 10%
Equity 15%
€147.4bn
31/12/05
Monetary 27%
Bonds 28%
Structured, alternative & index-based 14%
Diversified 13%
Equity 18%
€193.0bn

- Positive trend in the structure of the portfolio of assets under management


BNP PARIBAS

Corporate and Investment Banking

In millions of euros	4Q05	4Q05 / 4Q04 EU-IFRS	4Q05 / 3Q05	2005	2005 / 2004 EU-IFRS
Net Banking Income	**1,600**	**+16.9%**	**-5.2%**	**6,422**	**+16.3%**
Operating Expenses and Dep.	-926	+6.8%	-4.3%	-3,711	+10.4%
Gross Operating Income	**674**	**+34.3%**	**-6.4%**	**2,711**	**+25.4%**
Provisions	-16	-38.5%	n.s.	130	n.s.
Operating Income	**658**	**+38.2%**	**-14.4%**	**2,841**	**+36.4%**
Associated Companies	1	n.s.	n.s.	3	n.s.
Other Non Operating Items	12	-25.0%	n.s.	46	-20.7%
Pre-Tax Income	**671**	**+36.7%**	**-12.2%**	**2,890**	**+35.3%**
Cost / Income	57.9%	-5.4 pt	+0.6 pt	57.8%	-3.1 pt
Allocated Equity (Ebn)				9.1	+21.6%
Pre-Tax ROE				32%	+3 pt


BNP PARIBAS

Advisory and Capital Markets

In millions of euros	4Q05	4Q05 / 4Q04 EU-IFRS	4Q05 / 3Q05	2005	2005 / 2004 EU-IFRS
Net Banking Income	**922**	**+18.5%**	**-9.2%**	**3,722**	**+14.5%**
Operating Expenses and Dep.	-618	+6.7%	-9.4%	-2,577	+10.1%
Gross Operating Income	**304**	**+52.8%**	**-8.7%**	**1,145**	**+25.7%**
Provisions	-1	n.s.	n.s.	-1	n.s.
Operating Income	**303**	**+55.4%**	**-9.0%**	**1,144**	**+27.0%**
Associated Companies	1	n.s.	n.s.	3	n.s.
Other Non Operating Items	8	-27.3%	n.s.	23	-36.1%
Pre-Tax Income	**312**	**+52.2%**	**-3.4%**	**1,170**	**+25.5%**
Cost / Income	67.0%	-7.4 pt	-0.2 pt	69.2%	-2.8 pt
Allocated Equity (Ebn)				3.0	+9.9%


BNP PARIBAS

Financing Businesses

In millions of euros	4Q05	4Q05 / 4Q04 EU-IFRS	4Q05 / 3Q05	2005	2005 / 2004 EU-IFRS
Net Banking Income	**678**	**+14.7%**	**+0.7%**	**2,700**	**+18.9%**
Operating Expenses and Dep.	-308	+6.9%	+7.7%	-1,134	+11.2%
Gross Operating Income	**370**	**+22.1%**	**-4.4%**	**1,566**	**+25.2%**
Provisions	-15	-31.8%	n.s.	131	n.s.
Operating Income	**355**	**+26.3%**	**-18.6%**	**1,697**	**+43.6%**
Other Non Operating Items	4	-20.0%	-20.0%	23	+4.5%
Pre-Tax Income	**359**	**+25.5%**	**-18.6%**	**1,720**	**+42.9%**
Cost / Income	45.4%	-3.3 pt	+2.9 pt	42.0%	-2.9 pt
Allocated Equity (Ebn)				6.0	+28.4%

VaR (1 day - 99%) by Type of Risk



BNP PARIBAS
Total
56 32 40 28 23 38 22 22 25 28 27 19 19 36 25 28
Commodities
Change and others
Equities
Interest rate
Credit
Netting
Average quarterly VaR
In millions of euros
29.03.02
28.06.02
30.09.02
31.12.02
31.03.03
30.06.03
30.09.03
31.12.03
31.03.04
30.06.04
30.09.04
31.12.04
31.03.05
30.06.05
30.09.05
31.12.05

Introduced credit risk in 4Q03, which was previously included and offset in interest rate risks

(Diagram: data from the last market trading date of the period)


BNP PARIBAS

BNP Paribas Capital

In millions of euros	4Q05	4Q04 EU-IFRS	3Q05	2005	2004 EU-IFRS
Net Banking Income	**-39**	**24**	**42**	**384**	**-7.9%**
Operating Expenses and Dep.	-7	-7	-5	-23	-23.3%
Gross Operating Income	**-46**	**17**	**37**	**361**	**-6.7%**
Provisions	-1	-2	-1	-3	n.s.
Operating Income	**-47**	**15**	**36**	**358**	**-7.5%**
Associated Companies	76	40	30	127	-33.2%
Other Non Operating Items	0	1	1	59	-28.0%
Pre-Tax Income	**29**	**56**	**67**	**544**	**-17.5%**
Allocated Equity (Ebn)				1.1	7.6%

- Estimated value of the portfolio as at 31 December 05:
  - €4.4bn (€3.8bn as at 1st January 05)
- Unrealised capital gains as at 31 December 05:
  - €1.6bn (€1.3bn as at 1st January 05)

BNP PARIBAS

BNP Paribas

Results as at 31 December 2005

Investor Relations & Financial Information

Philippe Aguignier +33 (1) 40 14 63 58
Béatrice Belorgey +33 (1) 42 98 46 45
Claire Grouvel +33 (1) 42 98 23 40

Fax : +33 (1) 42 98 21 22

E-mail : investor.relations@bnpparibas.com

http://invest.bnpparibas.com

BNP PARIBAS